
13001603


Denny's

DENNY'S CORPORATION

2012 ANNUAL REPORT



TO OUR VALUED SHAREHOLDERS

We are pleased to deliver another year of solid results and continued growth. In 2012, we generated our second consecutive year of positive company and franchise same-store sales and our seventh consecutive quarter of positive system-wide same-store sales. In addition, we grew Adjusted Income Before Taxes* by 26% while generating almost $50 million of Free Cash Flow*. We also opened 40 new restaurants, refinanced our credit facility, and completed our Franchise Growth Initiative (FGI) refranchising initiative.

We are pleased to successfully complete the FGI refranchising program that was launched in 2007. This refranchising strategy took the Denny's system from 66% franchised to 90% by selling 380 restaurants to existing and new franchisees. The proceeds from FGI helped us reduce our total debt by over $360 million, a 66% reduction since early 2006. The FGI program also enabled us to reinvigorate restaurant growth, restructure our field and corporate operations, strengthen our relationship with our franchisees and create a much stronger business model capable of generating stable cash flows and continued growth in earnings.

Today we are one of the largest franchised, full-service American brands in the restaurant industry with almost 1,700 locations worldwide. Having achieved the 90% franchised mark and confident in our future with the majority of our system in the hands of our talented franchisees, we are equally excited about our ownership in approximately 10% of the Denny's system. We believe that retaining a meaningful base gives us a much stronger position when working with our franchisees to plan and execute our marketing, operations and development initiatives. In addition, it gives us a more powerful growth engine with more strategic options to increase shareholder value.

This year we are celebrating our 60th Anniversary at Denny's and the recent momentum of the past few years is a testament to our loyal customers, dedicated franchisees, tireless restaurant operators, wonderful support center staff and the underlying and enduring attractiveness of our concept.

As we continue to evolve to meet the ever changing expectations of our guests and the needs of our franchisees, we are becoming a much more competitive player in our segment and in the industry. We are pleased with the response from our guests at this stage, the strong partnership we enjoy with our very dedicated franchisees and are excited about the future at Denny's. Our performance is a testament to our positioning as America's Diner, emphasizing everyday affordability, compelling breakfast and beyond breakfast offerings throughout the day in a welcoming "come as you are" environment, open to all.

Our greatest opportunities lie in front of us however as there is much work still to be done to deliver additional shareholder value through our ongoing revitalization efforts. In these efforts to increase long-term shareholder value, we will continue to work closely with our franchisees to increase sales per location as well as growth in new locations to drive profitability through our franchised-focused business model. The free cash flow generated by this model will be balanced between making appropriate reinvestments in the brand, strengthening our balance sheet and returning value to shareholders.

We continue to focus on executing against our three Key Objectives to help Denny's grow our

* *Please refer to the historical reconciliation of Net Income to Adjusted Income Before Taxes and Free Cash Flow set forth in Appendix A of our 2013 Proxy Statement.*

position as one of the largest franchised, full-service restaurant brands in the world.

Revitalize Denny's Image with our America's Diner Positioning

We are focused on the revitalization of Denny's image through menu, service and environment initiatives designed to fully leverage our competitively distinct and uniquely own-able "America's Diner – Always Open" positioning. As America's Diner, or in the case of our International locations, "the local diner", we emphasize attractive everyday value and core menu offerings with improvements in our breakfast all day and beyond breakfast diner platforms. In addition, we offer consistent new product news through our compelling limited time only product offerings drawing from the vast array of regional diner comfort offerings as guided by our guests. This, along with initiatives to build on our warm hospitality, and improving "come as you are" environments makes for a great diner atmosphere.

2013 is a landmark year for the Denny's brand and we have the opportunity to truly celebrate who we are and where we've come from. At the launch in 1953, Harold Butler promised "to serve the best cup of coffee, give the best service, keep everything spotless, offer the best value, and stay open 24 hours a day." As the largest family dining chain, based on the number of restaurants, we will continue focus on driving more traffic into our locations. We continue to broaden our approach from the more narrowly focused "breakfast all day" platform to become more relevant for a broader set of occasions. Over the past few years, we have seen increases in our lunch and dinner entrée mix which have helped bring more balance to our tiered pricing strategy designed to deliver both compelling new product offerings and everyday affordability, as well as drive sales beyond just breakfast.

These challenging economic times require a consistent and differentiated everyday value platform. We will continue to leverage our $2 $4 $6 $8 Value Menu® which is helping us respond to budget strapped and value conscious consumer.

We continue to invest in core product improvements such as our desire to offer a great cup of coffee. Given that we sell nearly 90 million cups of coffee a year, we wanted to raise the bar for full-service dining. In early 2013, we introduced a smoother, richer coffee made with higher quality Arabica beans. Our new coffee program is a result of almost two years of extensive product development, consumer research and operational testing. Our new Signature Diner Roast and Dark Diner Roast, as well as the Signature Decaf Coffee play right into our heritage as America's Diner. We are now among the few full-service brands offering choice to our guests with these three blends.

Another key to our brand revitalization is to deliver consistent, reliable service and diner hospitality across all of our company and franchise units. More than two years ago we implemented Service Management Group's guest satisfaction tool in order to develop a deeper understanding of each location's performance, benchmark Denny's performance against our peers, and track operational initiatives focused on improving guest satisfaction. There is a meaningful opportunity for Denny's to improve its relative scores against the full-service restaurant industry.

We have found that direct guest feedback provides us with a common language to work with our franchisees to drive operational improvements. We know that consistent improvements in guests' intent to return and intent to recommend can lead to improvements in guest traffic over time. Last year, we placed further emphasis on training restaurant-level staff at both company and franchise units and we saw a six percentage point improvement in our scores compared to 2011 as a result.

We are encouraged about our progress. As a result, we have realigned both our company and franchise operations teams to strengthen our focus and build on the progress we have made so far. It will take time to move to the top of the category, but it is another positive step in our effort to drive sustainable improvements in sales and guest traffic.

** Please refer to the historical reconciliation of Net Income to Adjusted Income Before Taxes and Free Cash Flow set forth in Appendix A of our 2013 Proxy Statement.*

We are optimistic about 2013 and believe that we have the right strategies in place to build on the momentum we have established the past two years. We strive to be a model franchisor for the industry and are committed to our franchisees. Going forward, we will continue to work closely with our franchisees to deliver great hospitality and encourage their participation to evolve our product offerings and our marketing strategies as well as our operating and training initiatives to continue to improve restaurant operations.

Increase the Growth of the Denny's Brand both Domestically and Internationally

We continue to grow the brand through traditional and non-traditional venues, both domestically and internationally. In 2012, we opened 40 new restaurants including six international locations and our company-owned flagship location in downtown Las Vegas. Our international openings included our first airport location, located at the Las Americas International Airport in Santo Domingo, Dominican Republic, and our first university location, located at the Southern Alberta Institute of Technology.

Over the past three years, Denny's has opened 237 new restaurants with net system growth of 137 restaurants, including 123 Pilot Flying J Travel Center conversions. We are determined to increase both gross restaurant openings as well as net restaurant growth while increasing our reach domestically and internationally. With our franchised-focused business model, we are focused on primarily growing through our existing and new franchisees. We continue to attract new franchisees to the system, having added seven new franchisees this past year.

We currently have approximately 160 unopened restaurant commitments, including almost 40 international commitments, and are working on building our pipeline for both domestic and international development. We are working to further penetrate non-traditional market opportunities for locations at higher education campuses while developing new partnerships for potential development on military bases and at airports. We have committed more resources to help us accomplish our development goals

We are well beyond proof that the Denny's brand can perform well outside the United States. This is evidenced by the number of successful openings in the past few years and the higher than system average annual volumes among our International locations. We are working to grow our existing 98 International locations to a much larger global footprint. This is demonstrated by our continued growth in Canada where we have 63 locations, as well as the successful openings in Puerto Rico, Honduras and the Dominican Republic. We are already making progress with the signing our first South American franchisee, through an agreement to open 10 new Denny's restaurants in Chile.

Growing Profitability and Free Cash Flow through a Primarily Franchised-Focused Business Model

Over the past two years, Denny's has been able to grow sales, profitability and free cash flow. Denny's has grown Adjusted Income Before Taxes* approximately 72% and generated $96 million of Free Cash Flow*.

Our financial position has enabled us to make appropriate investments in the brand and facilitate franchisee growth, while also continuing to strengthen our balance sheet through debt repayments and returning cash to our shareholders through our share repurchase program.

In 2012, we repaid $28 million of outstanding term loan debt and repurchased 4.8 million shares. Since initiating our share repurchase strategy in November 2010, the Company has allocated $48 million towards repurchasing 11.5 million shares and now has 3.5 million shares remaining in its current authorized share repurchase initiative.

** Please refer to the historical reconciliation of Net Income to Adjusted Income Before Taxes and Free Cash Flow set forth in Appendix A of our 2013 Proxy Statement.*

In addition to returning cash to shareholders, we will continue to look for ways to facilitate franchisee growth and brand investments. Our stronger balance sheet and free cash flow position are great assets that provide us with meaningful financial flexibility to fund important growth initiatives.

For example, we were able to provide 12-month, no interest loans to franchisees to support the rollout of our new coffee program which involved replacing our previous pot brewing system with all new equipment, serving accessories and machines that brew the new blends. We have also offered this type of program to franchisees interested in transitioning to Denny's POS system.

Revitalizing Denny's also requires a commitment to reinvest in the image of our restaurants as we recognize that our facilities need to compete in an increasingly competitive environment. We have completed our Refresh remodel program, which provided restaurants an opportunity to do an accelerated, lighter remodel. In the past two years, our franchisees have remodeled approximately 380 restaurants, including around 200 Refresh remodels. We will continue to work to provide the right remodel programs to help successfully support the revitalization of the brand.

While these investments continue, we anticipate growing adjusted earnings per share by at least 10% and generating over $45 million in Free Cash Flow* in 2013. We remain focused on differentiating Denny's in a crowded market place and executing successfully on our strategies to further strengthen our position as America's Favorite Diner in 2013 and beyond. Our leadership team will continue to execute on an ambitious, but achievable growth plan to increase shareholder value over the longer term. It's an exciting time for our Company. I want to thank our customers, franchisees, team members, suppliers and shareholders for supporting us as we build upon the historical foundation and current momentum taking place at Denny's.

I look forward to seeing you and your family at Denny's, America's Diner, and making it your Diner!



John C. Miller
Chief Executive Officer and President

April 2013

** Please refer to the historical reconciliation of Net Income to Adjusted Income Before Taxes and Free Cash Flow set forth in Appendix A of our 2013 Proxy Statement.*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 26, 2012

Commission file number 0-18051


Denny's

DENNY'S CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**13-3487402**
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)
203 East Main Street, Spartanburg, South Carolina	**29319-9966**
(Address of principal executive offices)	(Zip Code)

(864) 597-8000

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Name of each exchange on which registered**
$.01 Par Value, Common Stock	The Nasdaq Stock Market

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☑	Non-accelerated filer	☐	Smaller reporting company	☐
				(Do not check if a smaller reporting company)			

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☑

The aggregate market value of the voting common stock held by non-affiliates of the registrant was approximately $340.2 million as of June 27, 2012, the last business day of the registrant's most recently completed second fiscal quarter, based upon the closing sales price of registrant's common stock on that date of $4.26 per share and, for purposes of this computation only, the assumption that all of the registrant's directors, executive officers and beneficial owners of 10% or more of the registrant's common stock are affiliates.

As of March 6, 2013, 92,425,265 shares of the registrant's common stock, $.01 par value per share, were outstanding.

Documents incorporated by reference:
Portions of the registrant's definitive Proxy Statement for the 2013 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K.

TABLE OF CONTENTS

	Page
PART I	
Item 1. Business	1
Item 1A. Risk Factors	7
Item 1B. Unresolved Staff Comments	12
Item 2. Properties	12
Item 3. Legal Proceedings	14
Item 4. Mine Safety Disclosures	14
PART II	
Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	14
Item 6. Selected Financial Data	17
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations	18
Item 7A. Quantitative and Qualitative Disclosures About Market Risk	33
Item 8. Financial Statements and Supplementary Data	34
Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	34
Item 9A. Controls and Procedures	34
Item 9B. Other Information	36
PART III	
Item 10. Directors, Executive Officers and Corporate Governance	37
Item 11. Executive Compensation	37
Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	37
Item 13. Certain Relationships and Related Transactions, and Director Independence	37
Item 14. Principal Accounting Fees and Services	37
PART IV	
Item 15. Exhibits and Financial Statement Schedules	37
Index to Consolidated Financial Statements	F - 1
Signatures	

FORWARD-LOOKING STATEMENTS

The forward-looking statements included in the "Business," "Risk Factors," "Legal Proceedings," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Quantitative and Qualitative Disclosures About Market Risk" sections and elsewhere herein, which reflect our best judgment based on factors currently known, involve risks and uncertainties. Words such as "expects," "anticipates," "believes," "intends," "plans," "hopes," and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements speak only as to the date thereof. Except as may be required by law, we expressly disclaim any obligation to update these forward-looking statements to reflect events or circumstances after the date of this Form 10-K or to reflect the occurrence of unanticipated events. Actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors including, but not limited to, the factors discussed in such sections and, in particular, those set forth in the cautionary statements contained in "Risk Factors." The forward-looking information we have provided in this Form 10-K pursuant to the safe harbor established under the Private Securities Litigation Reform Act of 1995 should be evaluated in the context of these factors.

PART I

Item 1. *Business*

Description of Business

Denny's Corporation (Denny's) is one of America's largest full-service restaurant chains, based on number of restaurants. Denny's, through its wholly-owned subsidiary, Denny's, Inc., owns and operates the Denny's brand. At December 26, 2012, the Denny's brand consisted of 1,688 franchised, licensed, and company operated restaurants around the world with combined sales of $2.5 billion, including 1,590 restaurants in the United States and 98 restaurants in Canada, Costa Rica, Mexico, Honduras, Guam, Curaçao, Puerto Rico, Dominican Republic and New Zealand. As of December 26, 2012, 1,524 of our restaurants were franchised/licensed, representing 90% of the total restaurants, and 164 were company operated.

Denny's is known as America's Diner, or in the case of our international locations, "the local diner." Open 24/7 in most locations, we provide our guests quality food that emphasizes everyday value and new products through our compelling limited time only offerings, delivered in a warm, friendly "come as you are" atmosphere. Denny's is best know for its breakfast fare, which is available around the clock, and the Original Grand Slam, introduced in 1977, remains one of our most popular menu items. In addition to our breakfast-all-day items, Denny's offers a wide selection of lunch and dinner items including burgers, sandwiches, salads and skillet entrees, along with an assortment of beverages, appetizers and desserts.

References to "Denny's," the "Company," "we," "us," and "our" in this Form 10-K are references to Denny's Corporation and its subsidiaries.

Restaurant Development

Franchising

Our criteria to become a Denny's franchisee include minimum liquidity and net worth requirements and appropriate operational experience. We believe that Denny's is an attractive financial proposition for current and potential franchisees and that our fee structure is competitive with other full-service brands. The initial fee for a single twenty-year Denny's franchise agreement is $40,000 and the royalty payment is up to 4% of gross sales. Additionally, our franchisees are required to contribute up to 4% of gross sales for advertising and may make additional advertising contributions as part of a local marketing co-operative.

We work closely with our franchisees to plan and execute many aspects of the business. The Denny's Franchise Association ("DFA") was created to promote communication among our franchisees and between the Company and our franchise community. DFA board members and Company management work together through Brand Advisory Councils.

Site Selection

The success of any restaurant is influenced significantly by its location. Our development team works closely with franchisees and real estate brokers to identify sites which meet specific standards. Sites are evaluated on the basis of a variety of factors, including but not limited to:

- demographics;
- traffic patterns;
- visibility;
- building constraints;
- competition;
- environmental restrictions; and
- proximity to high-traffic consumer activities.

Domestic Development

We completed our Franchise Growth Initiative ("FGI") during 2012. This initiative increased franchise restaurant development through the sale of certain geographic clusters of company restaurants to both current and new franchisees. As of December 26, 2012, the total number of company restaurants sold under our FGI program since it began in early 2007 is 380. Fulfilling the unit growth expectations of this program, certain franchisees that have purchased company restaurants also signed development agreements to open additional restaurants. We also negotiate development agreements outside of our FGI program.

To accelerate the growth of the brand in certain under-penetrated markets, we launched the New and Emerging Markets Incentive Program. This program provides significant incentives for franchisees to develop multiple locations in areas where Denny's does not have the top market share. The benefits to franchisees include reduced franchise fees, lower royalties for a limited time period and credits towards certain development services, such as architecture and training fees.

In recent years, we opened restaurant locations within travel centers, primarily with Pilot and Pilot Flying J Travel Centers. There were 133 restaurants located within domestic travel centers as of December 26, 2012. Additionally, we opened nontraditional locations on university campuses. As of December 26, 2012, there were 11 franchise restaurants on university campuses in the U.S., operating under either the Denny's Fresh Express® or Denny's AllNighter® names.

Through our various development efforts, we have negotiated development agreements for 257 new domestic franchise restaurants, 133 of which have opened. The majority of the remaining restaurants in the development agreement pipeline are expected to open over the next five years. While the majority of the restaurants to be opened under these agreements are on schedule, from time to time some of our franchisees' ability to grow and meet their development commitments is hampered by the economy and the difficult lending environment.

International Development

In addition to the development agreements signed for domestic restaurants, we have signed development agreements for 62 new international franchise restaurants, 16 of which have opened. Of the 16 opened units, during 2012, we opened two traditional franchise locations in Honduras and Puerto Rico, our first nontraditional airport location in the Dominican Republic, our first international nontraditional university location at the Southern Alberta Institute of Technology and two Pilot Flying J locations in Canada. This brings the total number of international Pilot Flying J locations to nine as of December 26, 2012.

During 2012, we announced a franchise development agreement for Chile and we expect the first restaurant there to open during 2013. We also announced a development agreement for parts of southern China. Subsequently, in March 2013, we announced that we and our development partner mutually decided to cancel the plans for this partner to develop franchise restaurants in southern China. We continue to believe Denny's has great potential in the Pacific Rim in general and China in particular, and are actively seeking development partners who share that vision.

During 2013, we expect to open a total of 40 to 45 franchise restaurants in domestic and international markets.

Ongoing Transition to a Franchise Focused Business Model

As a result of the development efforts described above, over the past six years we have transitioned from a restaurant portfolio mix of 66% franchised and 34% company-operated to a restaurant portfolio mix of 90% franchised and 10% company-operated. After achieving the 90% target in 2012, we expect that our percentage of company restaurants will gradually decrease, as the majority of our unit openings and the future growth of the brand will come primarily from the development of franchise restaurants. The following table summarizes the changes in the number of company restaurants and franchised and licensed restaurants during the past five years:

	2012	2011	2010	2009	2008
Company restaurants, beginning of period	206	232	233	315	394
Units opened	1	8	24	1	3
Units relocated	—	—	1	—	—
Units acquired from franchisees	1	—	—	—	—
Units sold to franchisees	(36)	(30)	(24)	(81)	(79)
Units closed (including units relocated)	(8)	(4)	(2)	(2)	(3)
End of period	164	206	232	233	315
Franchised and licensed restaurants, beginning of period	1,479	1,426	1,318	1,226	1,152
Units opened	39	53	112	39	31
Units relocated	2	1	4	3	1
Units purchased from Company	36	30	24	81	79
Units acquired by Company	(1)	—	—	—	—
Units closed (including units relocated)	(31)	(31)	(32)	(31)	(37)
End of period	1,524	1,479	1,426	1,318	1,226
Total restaurants, end of period	1,688	1,685	1,658	1,551	1,541

The table below sets forth information regarding the distribution of single-store and multi-store franchisees as of December 26, 2012:

	Franchisees	Percentage of Franchisees	Restaurants	Percentage of Restaurants
One	93	34.2%	93	6.1%
Two to five	113	41.5%	332	21.8%
Six to ten	30	11.0%	228	15.0%
Eleven to fifteen	12	4.4%	152	10.0%
Sixteen to thirty	16	5.9%	335	22.0%
Thirty-one and over	8	3.0%	384	25.1%
Total	272	100.0%	1,524	100.0%

Restaurant Operations

We believe that the superior execution of basic restaurant operations in each Denny's restaurant, whether it is company or franchised, is critical to our success. To meet and exceed our guests' expectations, we require both our company and our franchised restaurants to maintain the same strict brand standards. These standards relate to the preparation and efficient serving of quality food and the maintenance, repair and cleanliness of restaurants.

We devote significant effort to ensuring all restaurants offer quality food served by friendly, knowledgeable and attentive employees in a clean and well-maintained restaurant. We seek to ensure that our company restaurants meet our high standards through a network of Directors of Company Operations, Company District Managers and restaurant level managers, all of whom spend the majority of their time in the restaurants. A network of Regional Directors of Franchise Operations and Franchise Business Leaders provide oversight of our franchised restaurants to ensure compliance with brand standards, promote operational excellence, and provide general support to our franchisees.

A principal feature of Denny's restaurant operations is the consistent focus on improving operations at the restaurant level. Restaurant managers are hands-on and versatile in their supervisory activities. Many of our restaurant management personnel began as hourly associates in the restaurants and, therefore, know how to perform restaurant functions and are able to train by example.

Denny's maintains training programs for hourly employees and restaurant management. Hourly employee training programs (including eLearning) are position-specific and focus on skills and tasks necessary to successfully fulfill the responsibilities assigned to them, while continually enhancing guest satisfaction. Denny's Manager In Training ("MIT") program is conducted at Approved Training Restaurants by Approved Training Managers. The MIT program is required for all new management hires and those promoted internally. The program is available for use by Denny's franchisees to train their managers to Denny's brand standards. The mission of the MIT program is to provide managers with the knowledge and leadership skills needed to successfully operate a Denny's restaurant.

Product Development and Marketing

Menu Offerings

We are leveraging our heritage as a classic American diner with our "America's Diner is Always Open" brand positioning, which provides the promise of Everyday Value with craveable, indulgent products served in a friendly and inviting atmosphere. This positioning provides the framework for our three primary marketing strategies: (1) delivering everyday affordability, primarily through our $2 $4 $6 $8 Value Menu®, (2) creating compelling limited-time-only products, and (3) driving sales beyond breakfast. The Denny's menu offers a large selection of high-quality, moderately priced products designed to appeal to all types of guests. We offer a wide variety of items for breakfast, lunch, and dinner, in addition to appetizers, desserts and beverages. Our Fit Fare® menu helps our guests identify items best suited to their dietary needs. Most Denny's restaurants offer special items for children and seniors at reduced prices. Some restaurants cater to local tastes by offering regional items that complement the core menu.

Product Development

Denny's is a consumer-driven brand with particular focus on hospitality, menu choices and overall guest experience. Our Product Development team works closely with consumer insights obtained through primary and secondary qualitative and quantitative studies. Input and ideas from our franchisees, vendors and operators are also integrated into this process. These insights form the strategic foundation for menu architecture, pricing, promotion and advertising. Before a new menu item can be brought to fruition, it is rigorously tested against standards of culinary discipline, food science and technology, nutritional analysis and operational execution. This testing process ensures that new menu items are not only appealing and marketable, but can be prepared and delivered with excellence in our restaurants.

The added value of these insights and strategic understandings also assist our Restaurant Operations and Information Technology staffs in the evaluation and development of new restaurant processes and upgraded restaurant equipment that may enhance our speed of service, food quality and order accuracy.

We continually strive to improve existing menu items and to add new menu items to give our guests additional reasons to return to our restaurants.

Product Sources and Availability

Our purchasing department administers programs for the procurement of food and non-food products. Our franchisees also purchase food and non-food products directly from the vendors under these programs. Our centralized purchasing program is designed to ensure uniform product quality as well as to minimize food, beverage and supply costs. Our size provides significant purchasing power, which often enables us to obtain products at favorable prices from nationally recognized manufacturers.

While nearly all products are contracted for by our purchasing department, the majority are purchased and distributed through Meadowbrook Meat Company (MBM), under a long-term distribution contract. MBM distributes restaurant products and supplies to the Denny's system from approximately 200 vendors, representing approximately 90% of our restaurant product and supply purchases. We believe that satisfactory alternative sources of supply are generally available for all the items regularly used by our restaurants. We have not experienced any material shortages of food, equipment, or other products which are necessary to our restaurant operations.

Marketing and Advertising

Denny's marketing team employs integrated marketing and advertising strategies that promote the Denny's brand. Communications strategy, media, advertising, menu management, product innovation and development, consumer insights, public relations, field marketing and national promotions all fall under the marketing umbrella.

Our marketing campaigns, including broadcast advertising, focus on amplifying Denny's brand strengths with what consumers want – it's about choice with made-to-order variety and an emphasis on breakfast at an affordable value offered all day, every day. On a national level and through local co-operatives, the campaigns reach target customers through network, cable and local television, radio, online, digital, social, outdoor and print media.

Brand Protection & Quality

Denny's will only serve our guests food that is safe and wholesome and that meets our quality standards. Our systems, from the supply chain through our restaurants, are based on Hazard Analysis and Critical Control Points (HACCP), whereby we prevent, eliminate or reduce hazards to a safe level to protect the health of the employees and guests. To ensure this basic expectation to our guests, Denny's also has risk-based systems in place to validate only approved vendors and distributors which meet and follow our product specifications and food handling procedures. Vendors, distributors and restaurant employees follow regulatory requirements (federal, state and local), industry "best practices" and Denny's Brand Standards.

We use multiple approaches including third-party unannounced restaurant inspections (utilizing Denny's Brand Protection Reviews), health department reviews and employee/manager training in their respective roles. If operational brand standard expectations are not met, a remediation process is immediately initiated. Our HACCP system uses nationally recognized food safety training courses and American National Standards Institute accredited certification programs.

All Denny's restaurants are required to have a person certified in food protection on duty for all hours of operation. Our Food Safety/HACCP program has been recognized nationally by regulatory departments, the restaurant industry, and our peers as one of the best. We work daily on improving our processes and procedures. We are advocates for the advancement of food safety within the industry's organizations, such as the National Council of Chain Restaurants, the National Restaurant Association (NRA) and the NRA's Quality Assurance Executive Study Groups.

Seasonality

Restaurant sales are generally higher in the second and third calendar quarters (April through September) than in the first and fourth calendar quarters (October through March). Additionally, severe weather, storms and similar conditions may impact sales volumes seasonally in some operating regions.

Trademarks and Service Marks

Through our wholly-owned subsidiaries, we have certain trademarks and service marks registered with the United States Patent and Trademark Office and in international jurisdictions, including "Denny's®", "Grand Slam®", "$2 $4 $6 $8 Value Menu®" and "Fit Fare®". We consider our trademarks and service marks important to the identification of our restaurants and believe they are of material importance to the conduct of our business. Domestic trademark and service mark registrations are renewable at various intervals from 10 to 20 years. International trademark and service mark registrations have various durations from 5 to 20 years. We generally intend to renew trademarks and service marks which come up for renewal. We own or have rights to all trademarks we believe are material to our restaurant operations in the United States and other jurisdictions where we do business. In addition, we have registered various domain names on the internet that incorporate certain of our trademarks and service marks, and believe these domain name registrations are an integral part of our identity. From time to time, we may resort to legal measures to defend and protect the use of our intellectual property.

Competition

The restaurant industry is highly competitive. Restaurants compete on the basis of name recognition and advertising; the price, quality, variety and perceived value of their food offerings; the quality and speed of their guest service; and the convenience and attractiveness of their facilities.

Denny's direct competition in the full-service category includes a collection of national and regional chains, as well as thousands of independent operators. We also compete with quick service restaurants as they attempt to upgrade their menus with premium sandwiches, entree salads, new breakfast offerings and extended hours.

We believe that Denny's has a number of competitive strengths, including strong brand name recognition, well-located restaurants and market penetration. We benefit from economies of scale in a variety of areas, including advertising, purchasing and distribution. Additionally, we believe that Denny's has competitive strengths in the value, variety and quality of our food products, and in the quality and training of our employees. See "Risk Factors" for certain additional factors relating to our competition in the restaurant industry.

Economic, Market and Other Conditions

The restaurant industry is affected by many factors, including changes in national, regional and local economic conditions affecting consumer spending, the political environment (including acts of war and terrorism), changes in customer travel patterns, changes in socio-demographic characteristics of areas where restaurants are located, changes in consumer tastes and preferences, increases in the number of restaurants, unfavorable trends affecting restaurant operations, such as rising wage rates, healthcare costs, utilities expenses and unfavorable weather. See "Risk Factors" for additional information.

Government Regulations

We and our franchisees are subject to local, state, federal and international laws and regulations governing various aspects of the restaurant business.

We are subject to Federal Trade Commission regulation and a number of state laws which regulate the offer and sale of franchises. We also are subject to a number of state laws which regulate substantive aspects of the franchisor-franchisee relationship. We believe we are in material compliance with applicable laws and regulations, but we cannot predict the effect on operations of the enactment of additional regulations in the future.

We are also subject to federal and state laws, including the Fair Labor Standards Act, governing matters such as minimum wage, tip reporting, overtime, exempt status classification and other working conditions. A substantial number of our employees are paid the minimum wage. Accordingly, increases in the minimum wage or decreases in the allowable tip credit (which reduces wages deemed to be paid to tipped employees in certain states) increase our labor costs. This is especially true for our operations in California, where there is no tip credit. Employers must pay the higher of the federal or state minimum wage. We have attempted to offset increases in the minimum wage through pricing and various cost control efforts; however, there can be no assurance that we will be successful in these efforts in the future.

The Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act require that most individuals obtain health insurance coverage beginning in 2014 and also require that certain large employers offer coverage to their employees or pay a financial penalty. We are evaluating the impact the new law will have on our business. Although we cannot predict with certainty the financial and operational impacts the new law will have on us, we expect that our expenses related to employee health benefits will increase over the long term as a result of this legislation. Any such increases could adversely affect our business, cash flows, financial condition and results of operations.

Environmental Matters

Federal, state and local environmental laws and regulations have not historically had a material impact on our operations; however, we cannot predict the effect of possible future environmental legislation or regulations on our operations.

Executive Officers of the Registrant

The following table sets forth information with respect to each executive officer of Denny's:

Name	Age	Positions
Frances L. Allen	50	Executive Vice President, Global Brand Strategy and Chief Marketing Officer
John C. Miller	57	Chief Executive Officer and President
F. Mark Wolfinger	57	Executive Vice President, Chief Administrative Officer and Chief Financial Officer

Ms. Allen has been Executive Vice President, Global Brand Strategy and Chief Marketing Officer since June 2011. She previously served as Executive Vice President and Chief Marketing Officer from July 2010 to June 2011. Prior to joining the Company, Ms. Allen served as Chief Marketing Officer of Dunkin' Donuts, U.S. from 2007 to 2009 and Vice President, Marketing of Sony Ericsson Mobile Communication from 2004 to 2007.

Mr. Miller has been Chief Executive Officer and President since February 2011. Prior to joining the Company, he served as Chief Executive Officer and President of Taco Bueno Restaurants, Inc. (an operator and franchisor of quick service Mexican eateries) from 2005 to February 2011 and President of Romano's Macaroni Grill from 1997 to 2004.

Mr. Wolfinger has been Executive Vice President and Chief Administrative Officer since April 2008 and Chief Financial Officer since September 2005. He previously served as Executive Vice President, Growth Initiatives from October 2006 to April 2008 and as Senior Vice President from September 2005 to October 2006. Prior to joining the Company, Mr. Wolfinger served as Executive Vice President and Chief Financial Officer of Danka Business Systems (a document imaging company) from 1998 to 2005.

Employees

At December 26, 2012, we had approximately 8,000 employees, of whom 7,600 were restaurant employees, 100 were field support employees and 300 were corporate personnel. None of our employees are subject to collective bargaining agreements. Many of our restaurant employees work part-time, and many are paid at or slightly above minimum wage levels. As is characteristic of the restaurant industry, we experience a high level of turnover among our restaurant employees. We have experienced no significant work stoppages, and we consider relations with our employees to be satisfactory.

The staff for a typical restaurant consists of one General Manager, two or three Restaurant Managers, and approximately 45 hourly employees. A Senior Vice President, Operations, along with a VP, Company Operations and a VP, Operations Support & Training, establish the strategic direction and key initiatives for the Operations Teams. In addition, we employ four Directors of Company Operations, six Regional Directors of Franchise Operations, and a team of Company District Managers and Franchise Business Leaders to guide and support the franchisees and in-restaurant teams. The duties of the Directors of Operations, District Managers, and Franchise Business Leaders include regular restaurant visits and inspections, as well as frequent interactions with our franchisees, employees and guests, which ensures the ongoing adherence to our standards of quality, service, cleanliness, value and hospitality.

Available Information

We make available free of charge through our website at investor.dennys.com (in the Investor Relations—SEC Filings section) copies of materials that we file with, or furnish to, the Securities and Exchange Commission ("SEC"), including our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports, as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC.

Item 1A. ***Risk Factors***

We caution you that our business and operations are subject to a number of risks and uncertainties. The factors listed below could cause actual results to differ materially from our historical results and from projections in forward-looking statements contained in this Form 10-K, in our other filings with the SEC, in our news releases and in public statements made orally by our representatives.

Risks Related to Our Business

A decline in general economic conditions could adversely affect our financial results.

Consumer spending habits, including discretionary spending on dining at restaurants such as ours, are affected by many factors, including:

- prevailing economic conditions;
- energy costs, especially gasoline prices;
- levels of employment;
- salaries and wage rates;
- consumer confidence; and
- consumer perception of economic conditions.

Continued weakness or uncertainty regarding the United States economy, as a result of reactions to consumer credit availability, increasing energy prices, inflation, increasing interest rates, unemployment, war, terrorist activity or other unforeseen events could adversely affect consumer spending habits, which may result in lower restaurant sales.

Our financial condition depends on our ability and the ability of our franchisees to operate restaurants profitably, to generate positive cash flows and to generate acceptable returns on invested capital. The returns and profitability of our restaurants may be negatively impacted by a number of factors, including those described below.

Food service businesses are often adversely affected by changes in:

- consumer tastes;
- consumer spending habits;
- global, national, regional and local economic conditions; and
- demographic trends.

The performance of our individual restaurants may be adversely affected by factors such as:

- traffic patterns;
- demographic considerations; and
- the type, number and location of competing restaurants.

Multi-unit food service chains such as ours can also be adversely affected by publicity resulting from:

- poor food quality;
- food-related illness;
- injury; and
- other health concerns or operating issues.

Dependence on frequent deliveries of fresh produce and groceries subjects food service businesses to the risk that shortages or interruptions in supply caused by adverse weather or other conditions could adversely affect the availability, quality and cost of ingredients. In addition, the food service industry in general, and our results of operations and financial condition in particular, may be adversely affected by unfavorable trends or developments such as:

- inflation;
- increased food costs;
- increased energy costs;
- labor and employee benefits costs (including increases in minimum hourly wage, employment tax rates and health care costs and workers' compensation costs);
- regional weather conditions; and
- the availability of experienced management and hourly employees.

The financial performance of our franchisees can negatively impact our business.

As we are heavily franchised, our financial results are contingent upon the operational and financial success of our franchisees. We receive royalties, contributions to advertising and, in some cases, lease payments from our franchisees. We have established operational standards, guidelines and strategic plans for our franchisees; however, we have limited control over how our franchisees' businesses are run. While we are responsible for ensuring the success of our entire chain of restaurants and for taking a longer term view with respect to system improvements, our franchisees have individual business strategies and objectives, which might conflict with our interests. Our franchisees may not be able to secure adequate financing to open or continue operating their Denny's restaurants. If they incur too much debt or if economic or sales trends deteriorate such that they are unable to repay existing debt, it could result in financial distress or even bankruptcy. We anticipate that our franchisees will be impacted by the implementation of the health care reform legislation. If a significant number of franchisees become financially distressed, it could harm our operating results through reduced royalties and lease income.

For 2012, our ten largest franchisees accounted for 32% of our franchise revenue. The balance of our franchise revenue is derived from the remaining 262 franchisees. Although the loss of revenues from the closure of any one franchise restaurant may not be material, such revenues generate margins that may exceed those generated by other restaurants or offset fixed costs which we continue to incur.

We have guaranteed certain franchisee lease payments and loan payments in relation to the Pilot Flying J locations. These guarantees include up to $2.0 million of lease payments and $0.9 million in loan payments. During 2011, we announced a new loan program to support domestic franchise growth. This program will provide up to $100 million in loans to new and existing franchisees that open new restaurants in under-penetrated markets. We will guarantee up to the lesser of $12 million or 12% of the total outstanding loans under the program. As of December 26, 2012, there were no loans outstanding under this program. Under either of the programs, if franchisees are not able to fund required payments when due, we could be required to make payments up to the amounts guaranteed.

Our growth strategy depends on our ability and that of our franchisees to open new restaurants. Delays or failures in opening new restaurants could adversely affect our planned growth.

The development of new restaurants may be adversely affected by risks such as:

- costs and availability of capital for the company and/or franchisees;
- competition for restaurant sites;
- inability to identify suitable franchisees;
- negotiation of favorable purchase or lease terms for restaurant sites;
- inability to obtain all required governmental approvals and permits;
- developed restaurants not achieving the expected revenue or cash flow; and
- general economic conditions.

The locations where we have restaurants may cease to be attractive as demographic patterns change.

The success of our owned and franchised restaurants is significantly influenced by location. Current locations may not continue to be attractive as demographic patterns change. It is possible that the neighborhood or economic conditions where our restaurants are located could decline in the future, potentially resulting in reduced sales at those locations.

The restaurant business is highly competitive, and if we are unable to compete effectively, our business will be adversely affected.

Each of our restaurants competes with a wide variety of restaurants ranging from national and regional restaurant chains to locally owned restaurants. We expect competition to continue to increase. The following are important aspects of competition:

- restaurant location;
- advantageous commercial real estate suitable for restaurants;
- number and location of competing restaurants;
- food quality and value;
- training, courtesy and hospitality standards;
- availability of and quality of staff;
- dietary trends, including nutritional content;
- quality and speed of service;
- attractiveness and repair and maintenance of facilities; and
- the effectiveness of marketing and advertising programs.

Our reputation and business could be materially harmed as a result of the failure to protect the integrity and security of guest information or our employees' personal data.

We receive and maintain certain personal information about our guests and our employees. Our use of this information is regulated at the federal and state levels, as well as by certain third-party contracts. If our security and information systems are compromised or our business associates fail to comply with these laws and regulations and this information is obtained by unauthorized persons or used inappropriately, it could adversely affect our reputation, operations, results of operations and financial condition, and could result in litigation against us or the imposition of penalties. As privacy and information security laws and regulations change, we may incur additional costs to ensure we remain in compliance.

Numerous government regulations impact our business, and our failure to comply with them could adversely affect our business.

We and our franchisees are subject to federal, state and local laws and regulations governing, among other things:

- health;
- sanitation;
- land use, sign restrictions and environmental matters;
- safety;
- employee health care requirements, including the implementation and uncertain legal, regulatory and cost implications of the health care reform law;
- the sale of alcoholic beverages; and
- hiring and employment practices, including minimum wage laws and fair labor standards.

Our restaurant operations are also subject to federal and state laws that prohibit discrimination and laws regulating the design and operation of facilities, such as the Americans with Disabilities Act of 1990. The operation of our franchisee system is also subject to regulations enacted by a number of states and rules promulgated by the Federal Trade Commission. If we or our franchisees fail to comply with these laws and regulations, we or our franchisees could be subjected to restaurant closure, fines, penalties and litigation, which may be costly and could adversely affect our results of operations and financial condition. In addition, the future enactment of additional legislation regulating the franchise relationship could adversely affect our operations.

We are continuing to review the health care reform legislation. Because of the breadth and complexity of this legislation, the current lack of interpretive guidance and the phased-in nature of implementation, we cannot predict with certainty the financial and operational impacts the law will have on us. However, we expect that our expenses related to employee health benefits will increase over the long term as a result of this legislation. Any such increases could adversely affect our business, cash flows, financial condition and results of operations. Additionally, the legislation requires restaurant companies such as ours to disclose calorie information on their menus. We do not expect to incur any material costs from compliance with this provision of the law, but cannot anticipate the changes in guest behavior that could result from the implementation of this provision, which could have an adverse effect on our sales or results of operations.

We are also subject to federal, state and international laws regulating the offer and sale of franchises. Such laws impose registration and disclosure requirements on franchisors in the offer and sale of franchises, and may contain provisions that supersede the terms of franchise agreements, including limitations on the ability of franchisors to terminate franchises and alter franchise arrangements.

Negative publicity generated by incidents at a few restaurants can adversely affect the operating results of our entire chain and the Denny's brand.

Food safety concerns, criminal activity, alleged discrimination or other operating issues stemming from one restaurant or a limited number of restaurants do not just impact that particular restaurant or a limited number of restaurants. Rather, our entire chain of restaurants may be at risk from the negative publicity generated by an incident at a single restaurant. This negative publicity can adversely affect the operating results of our entire chain and the Denny's brand.

If we lose the services of any of our key management personnel, our business could suffer.

Our future success significantly depends on the continued services and performance of our key management personnel. Our future performance will depend on our ability to attract, motivate and retain these and other key officers and key team members, particularly regional and area managers and restaurant general managers. Competition for these employees is intense.

If our internal controls are ineffective, we may not be able to accurately report our financial results or prevent fraud.

We maintain a documented system of internal controls which is reviewed and tested by the company's full time Internal Audit Department. The Internal Audit Department reports directly to the Audit Committee of the Board of Directors. We believe we have a well-designed system to maintain adequate internal controls on the business; however, we cannot be certain that our controls will be adequate in the future or that adequate controls will be effective in preventing errors or fraud. Any failures in the effectiveness of our internal controls could have an adverse effect on our operating results or cause us to fail to meet reporting obligations.

As a holding company, Denny's Corporation depends on upstream payments from its operating subsidiaries.

Almost all our assets are owned, and all of our operating revenues are earned, by our subsidiaries, which are also the primary obligors for substantially all of the indebtedness, obligations and liabilities related to our business. Accordingly, our ability to repurchase shares of our Common Stock and to make any distributions to our shareholders depends on the performance of those subsidiaries and their ability to make distributions to Denny's Corporation. Their ability to make such distributions may be subject to contractual and other restrictions.

Many factors, including those over which we have no control, affect the trading price of our stock.

Factors such as reports on the economy or the price of commodities, as well as negative or positive announcements by competitors, regardless of whether the report directly relates to our business, could have an impact of the trading price of our stock. In addition to investor expectations about our prospects, trading activity in our stock can reflect the portfolio strategies and investment allocation changes of institutional holders, as well as non-operating initiatives such as our share repurchase program. Any failure to meet market expectations whether for same-store sales, restaurant unit growth, earnings per share or other metrics could cause our share price to decline.

Risks Related to our Indebtedness

Our indebtedness could have an adverse effect on our financial condition and operations.

As of December 26, 2012, we had total indebtedness of $190.1 million, including capital leases.

We continually monitor our cash flow and liquidity needs. Although we believe that our existing cash balances, funds from operations and amounts available under our credit facility will be adequate to cover those needs, we could seek additional sources of funds, including incurring additional debt and selling selected assets, to maintain sufficient cash flow to fund our ongoing operating needs, pay interest and scheduled debt amortization and fund anticipated capital expenditures over the next twelve months. We have no material debt maturities scheduled until April 2017. If we are unable to satisfy or refinance our current debt as it comes due, we may default on our debt obligations.

For additional information concerning our indebtedness see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

Our debt instruments include restrictive covenants. These covenants may restrict or prohibit our ability to engage in or enter a variety of transactions. A breach of these covenants could cause acceleration of a significant portion of our outstanding indebtedness.

The credit agreement governing our indebtedness contains various covenants that limit, among other things, our ability to:

- incur additional indebtedness;
- pay dividends, purchase shares of Common Stock or make distributions or certain other restricted payments;
- make certain investments;
- create dividend or other payment restrictions affecting restricted subsidiaries;
- issue or sell capital stock of restricted subsidiaries;
- guarantee indebtedness;
- enter into transactions with stockholders or affiliates;
- create liens;
- sell assets and use the proceeds thereof;
- engage in sale-leaseback transactions; and
- enter into certain mergers and consolidations.

These covenants could have an adverse effect on our business by limiting our ability to take advantage of financing, merger, acquisition or other corporate opportunities and to fund our operations. If we incur additional debt in the future, covenant limitations on our activities (and risks associated with such increased debt levels generally) could increase.

Our credit agreement contains additional restrictive covenants, including financial maintenance requirements. Our ability to comply with these covenants may be affected by events beyond our control, such as uncertainties related to the current economy, and we cannot be sure that we will be able to comply with these covenants.

Upon the occurrence of an event of default under any of our debt instruments, the lenders could elect to declare all amounts outstanding to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders could proceed against the collateral granted to them, if any, to secure the indebtedness. If the lenders under our current or future indebtedness accelerate the payment of the indebtedness, we cannot be sure that our assets would be sufficient to repay in full our outstanding indebtedness.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. ***Properties***

Most Denny's restaurants are free-standing facilities with property sizes averaging approximately one acre. The restaurant buildings average between 3,800 - 4,800 square feet, allowing them to accommodate an average of 130-150 guests. The number and location of our restaurants as of December 26, 2012 and December 28, 2011 are presented below:

State/Country	2012 Company	2012 Franchised / Licensed	2012 Total	2011 Company	2011 Franchised / Licensed	2011 Total
Alabama	2	5	7	2	5	7
Alaska	—	3	3	—	3	3
Arizona	8	71	79	10	72	82
Arkansas	—	10	10	—	11	11
California	59	349	408	73	344	417
Colorado	—	30	30	—	28	28
Connecticut	—	8	8	—	8	8
Delaware	—	2	2	1	—	1
District of Columbia	—	1	1	—	2	2
Florida	17	134	151	17	138	155
Georgia	1	15	16	1	14	15
Hawaii	5	3	8	6	3	9
Idaho	—	9	9	—	9	9
Illinois	7	49	56	9	47	56
Indiana	—	38	38	1	37	38
Iowa	—	3	3	—	3	3
Kansas	—	10	10	—	10	10
Kentucky	2	15	17	10	7	17
Louisiana	1	2	3	1	2	3
Maine	—	7	7	—	7	7
Maryland	3	21	24	3	20	23
Massachusetts	—	6	6	—	6	6
Michigan	4	18	22	4	18	22
Minnesota	—	13	13	—	13	13
Mississippi	1	2	3	1	2	3
Missouri	4	34	38	4	34	38
Montana	—	5	5	—	5	5
Nebraska	—	5	5	—	4	4
Nevada	6	27	33	7	25	32
New Hampshire	—	3	3	—	3	3
New Jersey	—	9	9	2	5	7
New Mexico	—	27	27	—	26	26
New York	1	48	49	1	48	49
North Carolina	—	21	21	—	20	20
North Dakota	—	4	4	—	4	4
Ohio	3	36	39	3	36	39
Oklahoma	—	16	16	—	17	17
Oregon	—	24	24	—	24	24
Pennsylvania	11	28	39	16	23	39
Rhode Island	—	2	2	—	2	2
South Carolina	—	16	16	—	15	15
South Dakota	—	3	3	—	3	3
Tennessee	2	4	6	2	4	6
Texas	17	168	185	19	167	186
Utah	—	25	25	—	25	25
Vermont	—	2	2	—	2	2
Virginia	10	20	30	10	19	29
Washington	—	47	47	—	46	46
West Virginia	—	2	2	—	2	2
Wisconsin	—	23	23	—	19	19
Wyoming	—	3	3	3	—	3
Canada	—	63	63	—	60	60
Costa Rica	—	3	3	—	3	3
Curacao N.V.	—	1	1	—	1	1
Dominican Republic	—	1	1	—	—	—
Guam	—	2	2	—	2	2
Honduras	—	3	3	—	2	2
Mexico	—	5	5	—	5	5
New Zealand	—	8	8	—	8	8
Puerto Rico	—	12	12	—	11	11
Total	164	1,524	1,688	206	1,479	1,685

Of the total 1,688 restaurants in the Denny's brand, our interest in restaurant properties consists of the following:

	Company Restaurants	Franchised Restaurants	Total
Owned properties	35	53	88
Leased properties	129	354	483
	164	407	571

We have generally been able to renew our restaurant leases as they expire at then-current market rates. The remaining terms of leases range from less than one to approximately 35 years, including optional renewal periods. In addition to the restaurant properties, we own an 18-story, 187,000 square foot office building in Spartanburg, South Carolina, which serves as our corporate headquarters. Our corporate offices currently occupy 17 floors of the building, with a portion of the building leased to others.

See Note 11 to our Consolidated Financial Statements for information concerning encumbrances on substantially all of our properties.

Item 3. *Legal Proceedings*

There are various claims and pending legal actions against or indirectly involving us, incidental to and arising out of the ordinary course of the business. In the opinion of management, based upon information currently available, the ultimate liability with respect to these proceedings and claims will not materially affect the Company's consolidated results of operations or financial position. We record legal settlement costs as other operating expenses in our Consolidated Statements of Income as those costs are incurred.

Item 4. *Mine Safety Disclosures*

Not applicable.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Information

Our Common Stock is listed under the symbol "DENN" and trades on the NASDAQ Capital Market ("NASDAQ"). The following table lists the high and low sales prices of the Common Stock for each quarter of fiscal years 2012 and 2011, according to NASDAQ.

	High	Low
2012		
First quarter	$ 4.55	$ 3.71
Second quarter	4.45	3.79
Third quarter	5.24	4.21
Fourth quarter	5.13	4.52
2011		
First quarter	$ 4.30	$ 3.49
Second quarter	4.24	3.81
Third quarter	4.37	3.11
Fourth quarter	4.07	3.10

Stockholders

As of March 6, 2013, there were 92,425,265 shares of Common Stock outstanding and approximately 9,600 record and beneficial holders of Common Stock.

Dividends and Share Repurchases

Our credit facility allows for the payment of cash dividends and/or the purchase of Common Stock, subject to certain limitations and continued maintenance of all relevant covenants before and after any such payment of any dividend or stock purchase. The aggregate amount available for such dividends or stock purchases is as follows:

- not to exceed $30.0 million if the Consolidated Leverage Ratio (as defined in the Credit Agreement) is 2.0x or greater and unlimited if the Consolidated Leverage Ratio is below 2.0x, provided that, in each case, at least $20.0 million of availability is maintained under the revolving credit facility after such payment; and
- an additional annual aggregate amount equal to $0.05 times the number of outstanding shares of Common Stock, that may not be carried forward to a future year if unused.

The table below provides information concerning repurchases of shares of our Common Stock during the quarter ended December 26, 2012.

Period	Total Number of Shares Purchased	Average Price Paid Per Share (1)	Total Number of Shares Purchased as Part of Publicly Announced Programs (2)	Maximum Number of Shares that May Yet be Purchased Under the Program (2)
	(In thousands, except per share amounts)			
September 27, 2012 – October 24, 2012	764	$ 4.90	764	5,100
October 25, 2012 – November 21, 2012	720	4.67	720	4,380
November 22, 2012 – December 26, 2012	915	4.76	915	3,465
Total	2,399	$ 4.78	2,399	

(1) Average price paid per share excludes commissions.

(2) On May 18, 2012 we announced that our Board of Directors had approved the repurchase of up to 6 million shares of Common Stock (in addition to a previous 6 million share authorization completed in the third quarter of 2012). Such repurchases may take place from time to time on the open market (including in pre-arranged stock trading plans in accordance with the guidelines specified in Rule 10b5-1 under the Securities Exchange Act of 1934) or in privately negotiated transactions, subject to market and business conditions. During the quarter ended December 26, 2012, we purchased 2,399,355 shares of Common Stock for an aggregate consideration of approximately $11.5 million, pursuant to the share repurchase program.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information as of December 26, 2012 with respect to our compensation plans under which equity securities of Denny's Corporation are authorized for issuance.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans	
Equity compensation plans approved by security holders	4,585,945	(1)	$ 3.24	4,391,495	(2)
Equity compensation plans not approved by security holders	600,000	(3)	3.66	900,000	(4)
Total	5,185,945		$ 3.28	5,291,495	

(1) Includes shares of Common Stock issuable pursuant to the grant or exercise of awards under the Denny's Corporation 2012 Omnibus Incentive Plan (the "2012 Omnibus Plan"), Denny's Corporation 2008 Omnibus Incentive Plan (the "2008 Omnibus Plan"), the Denny's Corporation Amended and Restated 2004 Omnibus Incentive Plan (the "2004 Omnibus Plan") and the Denny's Inc. Omnibus Incentive Compensation Plan for Executives (collectively, the "Denny's Incentive Plans").

(2) Includes shares of Common Stock available for issuance as awards of stock options, restricted stock, restricted stock units, deferred stock units and performance awards, under the 2012 Omnibus Plan.

(3) Includes shares of Common Stock issuable pursuant to the grant or exercise of employment inducement awards of stock options and restricted stock units granted outside of the Denny's Incentive Plans in accordance with NASDAQ Listing Rule 5635(c)(4).

(4) Includes shares of Common Stock available for issuance as awards of stock options and restricted stock units outside of the Denny's Incentive Plans in accordance with NASDAQ Listing Rule 5635(c)(4).

Performance Graph

The following graph compares the cumulative total stockholders' return on our Common Stock for the five fiscal years ended December 26, 2012 (December 26, 2007 to December 26, 2012) against the cumulative total return of the Russell 2000® Index and a peer group. The graph and table assume that $100 was invested on December 26, 2007 (the last day of fiscal year 2007) in each of the Company's Common Stock, the Russell 2000® Index and the peer group and that all dividends were reinvested.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN
ASSUMES $100 INVESTED ON DECEMBER 26, 2007
ASSUMES DIVIDENDS REINVESTED
FISCAL YEAR ENDED DECEMBER 26, 2012



180
160
140
120
100
80
60
40
2007
2008
2009
2010
2011
2012
Denny's Corporation
Russell 2000 Index
Peer Group

	Russell 2000® Index (1)		Peer Group (2)		Denny's Corporation	
December 26, 2007	$	100.00	$	100.00	$	100.00
December 31, 2008	$	66.20	$	60.08	$	53.07
December 30, 2009	$	84.20	$	80.44	$	58.40
December 29, 2010	$	106.81	$	123.07	$	95.46
December 28, 2011	$	102.33	$	156.16	$	100.27
December 26, 2012	$	119.05	$	169.08	$	130.16

(1) The Russell 2000 Index is a broad equity market index of 2,000 companies that measures the performance of the small-cap segment of the U.S. equity universe. As of December 31, 2012, the weighted average market capitalization of companies within the index was approximately $1.3 billion with the median market capitalization being approximately $0.5 billion.

(2) The peer group consists of 19 public companies that operate in the restaurant industry. The peer group includes the following companies: Einstein Noah Restaurant Group (BAGL), BJ's Restaurants (BJRI), Bob Evans Farms, Inc. (BOBE), Buffalo Wild Wings, Inc. (BWLD), The Cheesecake Factory Incorporated, (CAKE), Cracker Barrel Old Country Store, Inc. (CBRL), Chipotle Mexican Grill, Inc. (CMG), DineEquity, Inc. (DIN), Domino's Pizza, Inc. (DPZ), Brinker International, Inc. (EAT), Jack In The Box Inc. (JACK), Krispy Kreme Doughnuts (KKD), Panera Bread Company (PNRA), Papa John's International, Inc. (PZZA), Red Robin Gourmet Burgers, Inc. (RRGB), Ruby Tuesday, Inc. (RT), Sonic Corp. (SONC), Texas Roadhouse, Inc. (TXRH) and The Wendy's Company (WEN).

Item 6. ***Selected Financial Data***

The following table provides selected financial data that was extracted or derived from our audited financial statements. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements and related notes included elsewhere in this report.

	Fiscal Year Ended				
	December 26, 2012	December 28, 2011 (a)	December 29, 2010	December 30, 2009	December 31, 2008 (b)
	(In millions, except ratios and per share amounts)				
Statement of Income Data:					
Operating revenue	$ 488.4	$ 538.5	$ 548.5	$ 608.1	$ 760.3
Operating income	56.4	51.0	55.2	72.4	60.9
Income from continuing operations	$ 22.3	$ 112.3	$ 22.7	$ 41.6	$ 12.7
Basic net income per share:	$ 0.23	$ 1.15	$ 0.23	$ 0.43	$ 0.13
Diluted net income per share:	$ 0.23	$ 1.13	$ 0.22	$ 0.42	$ 0.13
Cash dividends per common share (c)	—	—	—	—	—
Balance Sheet Data (at end of period):					
Current assets	$ 64.6	$ 61.3	$ 62.5	$ 58.3	$ 53.5
Working capital deficit (d)	(27.2)	(25.9)	(27.8)	(33.8)	(53.7)
Net property and equipment	107.0	112.8	129.5	131.5	160.0
Total assets	324.9	350.5	311.2	312.6	341.8
Long-term debt, excluding current portion	177.5	211.3	253.1	274.0	322.7

(a) During 2011, we concluded that it is more likely than not that certain of our deferred tax assets will be utilized. As a result, we released the majority of our valuation allowance, recognizing a tax benefit of $89.1 million.

(b) The fiscal year ended December 31, 2008 includes 53 weeks of operations as compared with 52 weeks for all other years presented. We estimate that the additional, or 53rd, week added approximately $14.3 million of operating revenue in 2008.

(c) Prior to the 2010 refinancing of our credit facility and repurchase and redemption of our public debt securities, distributions and dividends on Denny's Corporation's common equity securities were prohibited. Our current credit facility allows for the payment of cash dividends and/or the purchase of Common Stock subject to certain limitations. See Part II Item 5.

(d) A negative working capital position is not unusual for a restaurant operating company. The decrease in working capital deficit from December 31, 2008 to December 26, 2012 is primarily due to the sale of company restaurants to franchisees from 2007 through 2011.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion should be read in conjunction with "Selected Financial Data," and our Consolidated Financial Statements and the notes thereto.

Overview

Denny's Corporation is one of America's largest family-style restaurant chains. Our fiscal year ends on the Wednesday in December closest to December 31 of each year. As a result, a fifty-third week is added to a fiscal year every five or six years. 2012, 2011 and 2010 each included 52 weeks of operations. Our revenues are derived primarily from two sources: the sale of food and beverages at our company restaurants and the collection of royalties and fees from restaurants operated by our franchisees under the Denny's name. Sales and customer traffic at both company-operated and franchised restaurants are affected by the success of our marketing campaigns, new product introductions and customer service, menu pricing, as well as external factors including competition, economic conditions affecting consumer spending and changes in guest tastes and preferences. Sales at company restaurants and royalty income from franchise restaurants are also impacted by the opening of new restaurants, the closing of existing restaurants and the sale of company restaurants to franchisees.

Our operating costs are exposed to volatility in two main areas: product costs and payroll and benefit costs. Many of the products sold in our restaurants are affected by commodity pricing and are, therefore, subject to price volatility. This volatility is caused by factors that are fundamentally outside of our control and are often unpredictable. In general, we purchase food products based on market prices or we set firm prices in purchase agreements with our vendors. Our ability to lock in prices on certain key commodities is imperative to control food costs in an environment in which many commodity prices are on the rise. In addition, our continued success with menu management helps us to offer menu items that provide a compelling value to our customers while maintaining consistent product costs and appropriate profitability. The volatility of payroll and benefit costs results primarily from changes in wage rates and increases in labor related expenses, such as medical benefit costs and workers' compensation costs. A number of our employees are paid the minimum wage. Accordingly, substantial increases in the minimum wage increase our labor costs. Additionally, changes in guest counts and investments in store-level labor impact payroll and benefit costs as a percentage of sales.

During 2012, we completed FGI, a strategic initiative to increase franchise restaurant development through the sale of certain geographic clusters of company restaurants to both current and new franchisees. In 2012, as a result of our FGI, we sold 36 restaurant operations to franchisees. As of December 26, 2012, we have sold 380 company restaurants since our FGI program began in early 2007. While we now consider the FGI program to be complete, we may, from time to time, continue to sell restaurants to franchisees where geographically and economically beneficial to the company.

Additionally, we have negotiated development agreements for 257 new domestic restaurants, 133 of which have opened. The majority of the remaining restaurants in the development agreement pipeline are expected to open over the next five years. While the majority of the restaurants to be opened under these agreements are on schedule, from time to time some of our franchisees' ability to grow and meet their development commitments is hampered by the economy and the difficult lending environment.

As a result of the development efforts described above, over the past five years we have transitioned from a restaurant portfolio mix of 66% franchised and 34% company-operated to a restaurant portfolio mix of 90% franchised and 10% company-operated at December 26, 2012. Now that we have achieved our mix target, we expect that our percentage of company-operated restaurants will gradually decrease, as the majority of our future unit growth will be through franchised restaurants.

Specifically, our focus on FGI has impacted our financial performance as follows:

- Company restaurant sales have decreased from $423.9 million in 2010 to $353.7 million in 2012, primarily as a result of the sale of restaurants to franchisees.
- The decline in company restaurant revenues is partially offset by increased royalty income derived from the growth in the franchise restaurant base resulting from both traditional development and the conversion of restaurants. As a result, royalty income, which is included as a component of franchise and license revenue, has increased from $73.0 million in 2010 to $83.8 million in 2012.
- The resulting net reduction in total revenue related to our FGI is generally recovered by the benefits of a lower cost structure related to franchise and license revenues, a decrease in depreciation and amortization due to the sale of restaurant related assets to franchisees (from $29.6 million in 2010 to $22.3 million in 2012) and a reduction in interest expense resulting from the use of proceeds to reduce debt (from $25.8 million in 2010 to $13.4 million in 2012). See also "Debt and Refinancing and Reductions" below.
- Initial franchise fees, included as a component of franchise and license revenue, are generally recognized in the period in which a restaurant is sold to a franchisee or when a new unit is opened. These initial fees are completely dependent on the number of restaurants sold to or opened by franchisees during a particular period and, as a result, can cause fluctuations in our total franchise and license revenue from year to year.
- Occupancy revenues, also included as a component of franchise and license revenue, result from leasing or subleasing restaurants to franchisees. As a result of our FGI, occupancy revenues have increased from $44.8 million in 2010 to $47.8 million in 2012. Additionally, when restaurants are sold and leased or subleased to franchisees, the occupancy costs related to these restaurants moves from costs of company restaurant sales to costs of franchise and license revenue to match the related occupancy revenue. As subleases with franchisees end over time, franchise occupancy revenue and costs could decrease if franchisees enter into direct leases with landlords.
- Gains on sales of assets are primarily dependent on the number of restaurants sold to franchisees during a particular period, and as a result, can cause fluctuations in net income from year to year. With the completion of our FGI, gains on sales of assets are expected to decrease.

Debt Refinancing and Reductions

Interest expense has a significant impact on our net income as a result of our indebtedness. However, over the past several years, we have continued to reduce interest expense through a series of debt refinancings and repayments using the proceeds generated from our FGI transactions, sales of real estate and cash flow from operations. These repayments resulted in an overall debt reduction of approximately $15 million during 2010, $42 million in 2011 and $28 million in 2012.

During the second quarter of 2012, we refinanced our credit facility (the "New Credit Facility") principally to take advantage of lower interest rates available in the senior secured debt market. Borrowings for the new term loan bear a tiered interest rate based on the company's consolidated leverage ratio and was initially set at LIBOR plus 300 basis points. The New Credit Facility does not contain an interest rate floor for either the term loan or the revolver. It includes an accordion feature that would allow us to increase the size of the facility to $300 million. A commitment fee of 50 basis points is paid on the unused portion of the revolving credit facility. In accordance with the debt covenants, the reduction in term loan debt resulted in a decrease in the interest rate and the commitment fee. The interest rate is currently set at LIBOR plus 275 basis points and the commitment fee was reduced to 37.5 basis points. For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources - Credit Facility."

The combination of lower debt balances and lower overall interest rates on our debt should continue to positively benefit our financial performance on an ongoing basis.

Share Repurchases

Our credit facility permits the payment of cash dividends and/or the purchase of Denny's stock subject to certain limitations. During 2012, we repurchased 4.8 million shares of Common Stock for $22.2 million. As of December 26, 2012, there are 3.5 million shares remaining to be repurchased under the current repurchase program. For more information see "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities - Dividends and Share Repurchases." Repurchased shares are included as treasury stock in the Consolidated Balance Sheets and the Consolidated Statements of Shareholders' Deficit.

Statements of Income

	Fiscal Year Ended					
	December 26, 2012		December 28, 2011		December 29, 2010	
	(Dollars in thousands)					
Revenue:						
Company restaurant sales	$ 353,710	72.4%	$ 411,595	76.4 %	$ 423,936	77.3 %
Franchise and license revenue	134,653	27.6%	126,939	23.6 %	124,530	22.7 %
Total operating revenue	488,363	100.0%	538,534	100.0 %	548,466	100.0 %
Costs of company restaurant sales (a):						
Product costs	88,473	25.0%	101,796	24.7 %	101,470	23.9 %
Payroll and benefits	141,303	39.9%	167,574	40.7 %	172,533	40.7 %
Occupancy	23,405	6.6%	27,372	6.7 %	27,967	6.6 %
Other operating expenses	49,025	13.9%	61,017	14.8 %	64,029	15.1 %
Total costs of company restaurant sales	302,206	85.4%	357,759	86.9 %	365,999	86.3 %
Costs of franchise and license revenue (a)	46,675	34.7%	44,368	35.0 %	46,987	37.7 %
General and administrative expenses	60,307	12.3%	55,352	10.3 %	55,619	10.1 %
Depreciation and amortization	22,304	4.6%	27,979	5.2 %	29,637	5.4 %
Operating (gains), losses and other charges, net	482	0.1%	2,102	0.4 %	(4,944)	(0.9)%
Total operating costs and expenses, net	431,974	88.5%	487,560	90.5 %	493,298	89.9 %
Operating income	56,389	11.5%	50,974	9.5 %	55,168	10.1 %
Interest expense, net	13,369	2.7%	20,040	3.7 %	25,792	4.7 %
Other nonoperating expense, net	7,926	1.6%	2,607	0.5 %	5,282	1.0 %
Net income before income taxes	35,094	7.2%	28,327	5.3 %	24,094	4.4 %
Provision for (benefit from) income taxes	12,785	2.6%	(83,960)	(15.6)%	1,381	0.3 %
Net income	$ 22,309	4.6%	$ 112,287	20.9 %	$ 22,713	4.1 %
Other Data:						
Company average unit sales	$ 1,936		$ 1,838		$ 1,813	
Franchise average unit sales	$ 1,410		$ 1,385		$ 1,361	
Company equivalent units (b)	183		224		234	
Franchise equivalent units (b)	1,501		1,447		1,349	
Company same-store sales increase (decrease) (c)(d)	0.2 %		0.8 %		(3.6)%	
Guest check average increase (decrease) (d)	1.8 %		0.6 %		(1.7)%	
Guest count increase (decrease) (d)	(1.6)%		0.2 %		(1.9)%	
Franchised and licensed same-store sales increase (decrease) (c)(d)	1.5 %		0.7 %		(3.7)%	

(a) Costs of company restaurant sales percentages are as a percentage of company restaurant sales. Costs of franchise and license revenue percentages are as a percentage of franchise and license revenue. All other percentages are as a percentage of total operating revenue.
(b) Equivalent units are calculated as the weighted-average number of units outstanding during the defined time period.
(c) Same-store sales include sales from restaurants that were open the same period in the prior year.
(d) Prior year amounts have not been restated for 2012 comparable units.

2012 Compared with 2011

Unit Activity

	Fiscal Year Ended	
	December 26, 2012	December 28, 2011
Company restaurants, beginning of period	206	232
Units opened	1	8
Units acquired from franchisees	1	—
Units sold to franchisees	(36)	(30)
Units closed	(8)	(4)
End of period	164	206
Franchised and licensed restaurants, beginning of period	1,479	1,426
Units opened	39	53
Units relocated	2	1
Units purchased from Company	36	30
Units acquired by Company	(1)	—
Units closed (including units relocated)	(31)	(31)
End of period	1,524	1,479
Total restaurants, end of period	1,688	1,685

Company Restaurant Operations

During the year ended December 26, 2012, we realized a 0.2% increase in same-store sales, comprised of a 1.8% increase in guest check average, partially offset by a 1.6% decrease in guest counts. Company restaurant sales decreased $57.9 million, or 14.1%, primarily resulting from a 41 equivalent-unit decrease in company restaurants. The decrease in equivalent-units primarily resulted from the sale of company restaurants to franchisees.

Total costs of company restaurant sales as a percentage of company restaurant sales decreased to 85.4% from 86.9%. Product costs increased to 25.0% from 24.7% primarily due to the impact of increased commodity costs. Payroll and benefits decreased to 39.9% from 40.7% primarily due to improved labor efficiency. Occupancy costs decreased slightly to 6.6% from 6.7%. Other operating expenses were comprised of the following amounts and percentages of company restaurant sales:

	Fiscal Year Ended			
	December 26, 2012		December 28, 2011	
	(Dollars in thousands)			
Utilities	$ 14,358	4.1%	$ 18,051	4.4%
Repairs and maintenance	6,259	1.8%	7,207	1.8%
Marketing	13,397	3.8%	16,052	3.9%
Legal	682	0.2%	831	0.2%
Other direct costs	14,329	4.1%	18,876	4.6%
Other operating expenses	$ 49,025	13.9%	$ 61,017	14.8%

Utilities decreased 0.3 percentage points primarily due to lower natural gas rates in 2012. Other direct costs decreased 0.5 percentage points primarily as a result of higher new store opening expenses in the prior period.

Franchise Operations

Franchise and license revenue and costs of franchise and license revenue were comprised of the following amounts and percentages of franchise and license revenue for the periods indicated:

	Fiscal Year Ended					
	December 26, 2012			December 28, 2011		
	(Dollars in thousands)					
Royalties	$	83,774	62.2%	$	79,221	62.4%
Initial fees		3,092	2.3%		3,197	2.5%
Occupancy revenue		47,787	35.5%		44,521	35.1%
Franchise and license revenue	$	134,653	100.0%	$	126,939	100.0%
Occupancy costs		35,401	26.3%		33,622	26.5%
Other direct costs		11,274	8.4%		10,746	8.5%
Costs of franchise and license revenue	$	46,675	34.7%	$	44,368	35.0%

Royalties increased by $4.6 million, or 5.7%, primarily resulting from a 54 equivalent unit increase in franchised and licensed restaurants and a 1.5% increase in same-store sales, as compared with the prior year. The increase in equivalent units primarily resulted from the sale of company restaurants to franchisees. Initial fees decreased by $0.1 million, or 3.3%. The decrease in initial fees resulted from the higher number of restaurants opened by franchisees during the prior year period, partially offset by the higher number of restaurants sold to franchisees during the current year period. The increase in occupancy revenue of $3.3 million, or 7.3%, is primarily the result of the sale of restaurants to franchisees over the last two years.

Costs of franchise and license revenue increased by $2.3 million, or 5.2%. The increase in occupancy costs of $1.8 million, or 5.3%, is primarily the result of the sale of restaurants to franchisees. Other direct costs increased by $0.5 million, or 4.9%, primarily as a result of increases in headcount and payroll and benefits, including performance-based compensation, partially offset by a $0.5 million franchisee settlement recorded during the prior year period. As a result, costs of franchise and license revenue as a percentage of franchise and license revenue decreased to 34.7% for the year ended December 26, 2012 from 35.0% for the year ended December 28, 2011.

Other Operating Costs and Expenses

Other operating costs and expenses such as general and administrative expenses and depreciation and amortization expense relate to both company and franchise operations.

General and administrative expenses are comprised of the following:

	Fiscal Year Ended			
	December 26, 2012		December 28, 2011	
	(In thousands)			
Share-based compensation	$	3,496	$	4,219
Other general and administrative expenses		56,811		51,133
Total general and administrative expenses	$	60,307	$	55,352

The $5.0 million increase in general and administrative expenses is primarily the result of an increase in performance-based compensation.

Depreciation and amortization is comprised of the following:

	Fiscal Year Ended	
	December 26, 2012	December 28, 2011
	(In thousands)	
Depreciation of property and equipment	$ 15,819	$ 20,613
Amortization of capital lease assets	3,282	3,133
Amortization of intangible assets	3,203	4,233
Total depreciation and amortization expense	$ 22,304	$ 27,979

The overall decrease in depreciation and amortization expense is due primarily to the sale of company restaurants to franchisees during fiscal 2011 and 2012.

Operating (gains), losses and other charges, net are comprised of the following:

	Fiscal Year Ended	
	December 26, 2012	December 28, 2011
	(In thousands)	
Gains on sales of assets and other, net	$ (7,090)	$ (3,187)
Restructuring charges and exit costs	3,912	1,234
Impairment charges	3,660	4,055
Operating (gains), losses and other charges, net	$ 482	$ 2,102

During the year ended December 26, 2012, we recognized gains of $7.1 million, primarily resulting from the sale of restaurant operations to franchisees. During the year ended December 28, 2011, we recognized gains of $3.2 million, primarily resulting from the sale of restaurant operations to franchisees, the sale of real estate and the recognition of deferred gains related to a restaurant sold to a franchisee during a prior period.

Restructuring charges and exit costs were comprised of the following:

	Fiscal Year Ended	
	December 26, 2012	December 28, 2011
	(In thousands)	
Exit costs	$ 1,926	$ 848
Severance and other restructuring charges	1,986	386
Total restructuring and exit costs	$ 3,912	$ 1,234

Severance and other restructuring charges for the year ended December 26, 2012 includes charges related to the departure of the company's former Chief Operating Officer.

Impairment charges of $3.7 million for the year ended December 26, 2012 resulted primarily from the impairment of seven restaurants identified as held for sale and the impairment of an underperforming unit. Impairment charges of $4.1 million for the year ended December 28, 2011 resulted primarily from the impairment of three underperforming restaurants and two restaurants identified as assets held for sale.

Operating income was $56.4 million for the year ended December 26, 2012 and $51.0 million for the year ended December 28, 2011.

Interest expense, net is comprised of the following:

	Fiscal Year Ended	
	December 26, 2012	December 28, 2011
	(In thousands)	
Interest on credit facilities	$ 7,074	$ 12,444
Interest on capital lease liabilities	3,580	3,908
Letters of credit and other fees	1,539	1,959
Interest income	(640)	(1,292)
Total cash interest	11,553	17,019
Amortization of deferred financing costs	775	1,374
Amortization of debt discount	137	547
Interest accretion on other liabilities	904	1,100
Total interest expense, net	$ 13,369	$ 20,040

The decrease in interest expense resulted from a decrease in interest rates related to the 2012 refinancing of our credit facility, as well as debt reductions during 2011 and 2012.

Other nonoperating expense, net was $7.9 million for the year ended December 26, 2012 compared with $2.6 million for the year ended December 28, 2011. The $5.3 million change was primarily the result of $7.9 million of expenses and write-offs of deferred financing costs and original issue discount related to our 2012 debt refinancing, partially offset by the recognition of $1.4 million of costs related to the 2011 debt re-pricing in the prior year period.

The **provision for income taxes** was $12.8 million for the year ended December 26, 2012 compared with a benefit of $84.0 million for the year ended December 28, 2011. For the 2012 period, the difference in the overall effective tax rate from the U.S. statutory rate was due to discrete tax items, including a $1.7 million out-of-period adjustment related to the reversal of a portion of the income tax benefit recorded in fourth quarter of 2011. We do not believe the out-of-period adjustment was material to any prior or current year financial statements or on earnings trends. In addition, a $1.6 million tax benefit was recorded in 2012 relating to additional state credits generated during 2012 from prior years' activity. For the 2011 period, we concluded that it was more likely than not that certain of our deferred tax assets will be utilized. As a result, we released the majority of our valuation allowance, recognizing a tax benefit of $89.1 million.

Net income was $22.3 million for the year ended December 26, 2012 compared with $112.3 million for the year ended December 28, 2011 due to the factors noted above.

2011 Compared with 2010

Unit Activity

	Fiscal Year Ended	
	December 28, 2011	December 29, 2010
Company restaurants, beginning of period	232	233
Units opened	8	24
Units relocated	—	1
Units sold to franchisees	(30)	(24)
Units closed (including units relocated)	(4)	(2)
End of period	206	232
Franchised and licensed restaurants, beginning of period	1,426	1,318
Units opened	53	112
Units relocated	1	4
Units purchased from Company	30	24
Units closed (including units relocated)	(31)	(32)
End of period	1,479	1,426
Total restaurants, end of period	1,685	1,658

Company Restaurant Operations

During the year ended December 28, 2011, we realized a 0.8% increase in same-store sales, comprised of a 0.6% increase in guest check average and a 0.2% increase in guest counts. Company restaurant sales decreased $12.3 million, or 2.9%, primarily resulting from a ten equivalent unit decrease in company restaurants, partially offset by the increase in same-store sales for the year. The decrease in equivalent units resulted from the sale of company restaurants to franchisees.

Total costs of company restaurant sales as a percentage of company restaurant sales increased to 86.9% from 86.3%. Product costs increased to 24.7% from 23.9% primarily due to the impact of increased commodity costs. Payroll and benefits costs remained flat at 40.7% as improved scheduling of restaurant staff was offset by unfavorable workers' compensation claims development and higher incentive compensation. Occupancy costs increased slightly to 6.7% from 6.6%. Other operating expenses were comprised of the following amounts and percentages of company restaurant sales:

	Fiscal Year Ended			
	December 28, 2011		December 29, 2010	
	(Dollars in thousands)			
Utilities	$ 18,051	4.4%	$ 18,221	4.3%
Repairs and maintenance	7,207	1.8%	7,428	1.8%
Marketing	16,052	3.9%	17,376	4.1%
Legal settlement costs	831	0.2%	446	0.1%
Other direct costs	18,876	4.6%	20,558	4.8%
Other operating expenses	$ 61,017	14.8%	$ 64,029	15.1%

Marketing decreased 0.2 percentage points primarily as a result of additional corporate investment in media in the prior year period.

Franchise Operations

Franchise and license revenue and costs of franchise and license revenue were comprised of the following amounts and percentages of franchise and license revenue for the periods indicated:

	Fiscal Year Ended					
	December 28, 2011			December 29, 2010		
	(Dollars in thousands)					
Royalties	$	79,221	62.4%	$	73,034	58.6%
Initial and other fees		3,197	2.5%		6,721	5.4%
Occupancy revenue		44,521	35.1%		44,775	36.0%
Franchise and license revenue		126,939	100.0%		124,530	100.0%
Occupancy costs		33,622	26.5%		34,373	27.6%
Other direct costs		10,746	8.5%		12,614	10.1%
Costs of franchise and license revenue	$	44,368	35.0%	$	46,987	37.7%

Royalties increased by $6.2 million, or 8.5%, primarily resulting from the effects of a 98 equivalent unit increase in franchised and licensed restaurants, as compared with the prior year, and a 0.7% increase in same-store sales. The increase in equivalent units primarily resulted from the conversion of restaurants at Pilot Flying J Travel Centers during 2010 and 2011. Initial fees decreased by $3.5 million, or 52.4%. The decrease in initial fees resulted from the higher number of restaurants opened by franchisees during the prior year period. The decrease in occupancy revenue of $0.3 million, or 0.6%, is primarily the result of lease expirations and terminations where the franchisees obtained their own leases with the landlords and we are no longer party to the leases.

Costs of franchise and license revenue decreased by $2.6 million, or 5.6%. The decrease in occupancy costs of $0.8 million, or 2.2%, is primarily the result of lease expirations and terminations as described above. Other direct costs decreased by $1.9 million, or 14.8%, primarily resulting from lower opening and training costs related to the higher number of openings by franchisees in the prior year period and the franchise-related costs associated with our Super Bowl promotion in the prior year, partially offset by a $0.5 million franchisee settlement. As a result, costs of franchise and license revenue as a percentage of franchise and license revenue decreased to 35.0% for the year ended December 28, 2011 from 37.7% for the year ended December 29, 2010.

Other Operating Costs and Expenses

Other operating costs and expenses such as general and administrative expenses and depreciation and amortization expense relate to both company and franchise operations.

General and administrative expenses were comprised of the following:

	Fiscal Year Ended			
	December 28, 2011		December 29, 2010	
	(In thousands)			
Share-based compensation	$	4,219	$	2,840
General and administrative expenses		51,133		52,779
Total general and administrative expenses	$	55,352	$	55,619

The $1.4 million increase in share-based compensation expense is primarily due to the issuance of employment inducement awards to certain employees and reductions in the prior year related to forfeitures. Other general and administrative expenses decreased $1.6 million. This decrease is primarily the result of $2.0 million in proxy contest costs incurred during 2010 and a decrease in deferred compensation. These decreases were partially offset by an increase in performance-based compensation and an increase in headcount, including executive positions that were vacant in the prior year period.

Depreciation and amortization was comprised of the following:

	Fiscal Year Ended	
	December 28, 2011	December 29, 2010
	(In thousands)	
Depreciation of property and equipment	$ 20,613	$ 21,716
Amortization of capital lease assets	3,133	2,814
Amortization of intangible assets	4,233	5,107
Total depreciation and amortization	$ 27,979	$ 29,637

The overall decrease in depreciation and amortization expense was primarily due to the sale of company restaurants to franchisees during 2010 and 2011.

Operating (gains), losses and other charges, net were comprised of the following:

	Fiscal Year Ended	
	December 28, 2011	December 29, 2010
	(In thousands)	
Gains on sales of assets and other, net	$ (3,187)	$ (9,481)
Restructuring charges and exit costs	1,234	4,162
Impairment charges	4,055	375
Operating (gains), losses and other charges, net	$ 2,102	$ (4,944)

During the year ended December 28, 2011, we recognized gains of $3.2 million, primarily resulting from the sale of 30 restaurant operations to nine franchisees, the sale of real estate and the recognition of deferred gains related to a restaurant sold to a franchisee during a prior period. During the year ended December 29, 2010, we recognized gains of $9.5 million, primarily resulting from the sale of real estate to franchisees and the sale of 24 restaurant operations to 14 franchisees.

Restructuring charges and exit costs were comprised of the following:

	Fiscal Year Ended	
	December 28, 2011	December 29, 2010
	(In thousands)	
Exit costs	$ 848	$ 1,247
Severance and other restructuring charges	386	2,915
Total restructuring and exit costs	$ 1,234	$ 4,162

Severance and other restructuring charges for the year ended December 29, 2010 included $2.3 million related to the departure of the Company's former Chief Executive Officer.

Impairment charges of $4.1 million for the year ended December 28, 2011 resulted primarily from the impairment of assets of three underperforming restaurants and two restaurants identified as assets held for sale. Impairment charges for the year ended December 29, 2010 generally related to underperforming or closed restaurants as well as restaurants and real estate identified as held for sale during the period.

Operating income was $51.0 million during 2011 compared with $55.2 million during 2010.

Interest expense, net was comprised of the following:

	Fiscal Year Ended	
	December 28, 2011	December 29, 2010
	(In thousands)	
Interest on credit facilities	$ 12,444	$ 5,406
Interest on senior notes	—	13,565
Interest on capital lease liabilities	3,908	3,911
Letters of credit and other fees	1,959	1,703
Interest income	(1,292)	(1,480)
Total cash interest	17,019	23,105
Amortization of deferred financing costs	1,374	1,045
Amortization of debt discount	547	160
Interest accretion on other liabilities	1,100	1,482
Total interest expense, net	$ 20,040	$ 25,792

The decrease in interest expense resulted from a decrease in interest rates related to the 2010 refinancing and 2011 re-pricing of our credit facility, as well as debt reductions during both years.

Other nonoperating expense, net was $2.6 million for the year ended December 28, 2011 compared with $5.3 million for the year ended December 29, 2010. The expense for 2011 consisted primarily of a $1.4 million loss on early extinguishment of debt related to our debt re-pricing and a $1.3 million loss on early extinguishment of debt related to prepayments made during the year. The expense for 2010 consisted primarily of a $4.5 million loss on early extinguishment of debt related to the 2010 debt refinancing.

The **benefit from income taxes** was $84.0 million for the year ended December 28, 2011 compared with a provision of $1.4 million for the year ended December 29, 2010. In the fourth quarter of 2011, we concluded that it was more likely than not that certain of our deferred tax assets will be utilized. As a result, we released the majority of our valuation allowance, recognizing a tax benefit of $89.1 million. At December 28, 2011, the remaining valuation allowance was approximately $22.7 million.

Net income was $112.3 million for the year ended December 28, 2011 compared with $22.7 million for the year ended December 29, 2010 due to the factors noted above.

Liquidity and Capital Resources

Summary of Cash Flows

Our primary sources of liquidity and capital resources are cash generated from operations, borrowings under our credit facility (as described below) and, in recent years, cash proceeds from the sale of restaurant operations to franchisees and sales of surplus properties, to the extent allowed by our credit facility. Principal uses of cash are operating expenses, capital expenditures, debt repayments and, recently, the repurchase of shares of our Common Stock.

The following table presents a summary of our sources and uses of cash and cash equivalents for the periods indicated:

	Fiscal Year Ended	
	December 26, 2012	December 28, 2011
	(In thousands)	
Net cash provided by operating activities	$ 59,204	$ 59,509
Net cash used in investing activities	(3,501)	(7,697)
Net cash used in financing activities	(55,878)	(67,146)
Net decrease in cash and cash equivalents	$ (175)	$ (15,334)

We believe that our estimated cash flows from operations for 2012, combined with our capacity for additional borrowings under our credit facility, will enable us to meet our anticipated cash requirements and fund capital expenditures over the next twelve months.

Net cash flows used in investing activities were $3.5 million for the year ended December 26, 2012. These cash flows include $15.6 million in proceeds from asset sales and collections of notes receivable of $2.0 million, partially offset by capital expenditures of $14.2 million, acquisition of a restaurant unit of $1.4 million and issuances of notes receivable of $5.4 million. The notes receivable primarily consist of notes from franchisees related to the system-wide roll-out of new coffee equipment. Of these notes receivable, approximately $4.1 million are due within the next 12 months. Our principal capital requirements have been largely associated with the following:

	Fiscal Year Ended	
	December 26, 2012	December 28, 2011
	(In thousands)	
Facilities	$ 4,979	$ 5,404
New construction	5,682	7,884
Remodeling	1,273	1,412
Information technology	563	521
Other	1,667	868
Capital expenditures	$ 14,164	$ 16,089

The decrease in new construction is primarily the result of the conversion of restaurants at Pilot Flying J Travel Centers during the prior year. Capital expenditures for fiscal 2013 are expected to be approximately $17-19 million, including approximately 20-25 remodels at company restaurants.

Cash flows used in financing activities were $55.9 million for the year ended December 26, 2012, which included net debt reduction of $32.7 million, stock repurchases of $21.6 million, deferred financing costs of $1.8 million and debt transactions costs of $1.1 million.

Our working capital deficit was $27.2 million at December 26, 2012 compared with $25.9 million at December 28, 2011. The increase in working capital deficit is primarily related to the timing of payments impacting prepaid and payable balances. We are able to operate with a substantial working capital deficit because (1) restaurant operations and most food service operations are conducted primarily on a cash (and cash equivalent) basis with a low level of accounts receivable, (2) rapid turnover allows a limited investment in inventories, and (3) accounts payable for food, beverages and supplies usually become due after the receipt of cash from the related sales.

Refinancing of Credit Facility

On April 12, 2012, Denny's Corporation and certain of its subsidiaries refinanced our credit facility (the "Old Credit Facility") and entered into a new five-year senior secured credit agreement in an aggregate principal of $250 million (the "New Credit Facility"). The New Credit Facility is comprised of a $190 million senior secured term loan and a $60 million senior secured revolver (with a $30 million letter of credit sublimit). A commitment fee of 50 basis points is paid on the unused portion of the revolving credit facility. Borrowings for the term loan bear a tiered interest rate based on the company's consolidated leverage ratio and was initially set at LIBOR plus 300 basis points. The New Credit Facility does not contain an interest rate floor for either the term loan or the revolver. It includes an accordion feature that would allow us to increase the size of the facility to $300 million. The maturity date for the New Credit Facility is April 12, 2017.

The New Credit Facility was used to refinance the Old Credit Facility and is available for working capital, capital expenditures and other general corporate purposes. The New Credit Facility is guaranteed by Denny's Corporation and its material subsidiaries and is secured by substantially all of the assets of Denny's Corporation and its subsidiaries, including the stock of the company's subsidiaries. It includes negative covenants that are usual for facilities and transactions of this type. The New Credit Facility also includes certain financial covenants with respect to a maximum consolidated leverage ratio, a minimum consolidated fixed charged coverage ratio and maximum capital expenditures.

The term loan under the New Credit Facility amortizes $19.0 million annually, payable in quarterly installments, with all remaining amounts due on the maturity date. We will be required to make certain mandatory prepayments under certain circumstances and will have the option to make certain prepayments under the New Credit Facility. The optional prepayments can be applied against future amortization. The New Credit Facility includes events of default (and related remedies, including acceleration and increased interest rates following an event of default) that are usual for facilities and transactions of this type.

On April 13, 2012, we entered into interest rate hedges that cap the LIBOR rate on borrowings for the term loan under the New Credit Facility during the first two years of the term loan. The 200 basis point LIBOR cap applies to $150 million of term loan borrowings during the first year and $125 million of term loan borrowings during the second year.

As a result of the debt refinancing, we recorded $7.9 million of losses on early extinguishment of debt, consisting primarily of $1.2 million of transaction costs, $4.7 million from the write-off of deferred financing costs and $2.0 million from the write-off of an original issue discount ("OID") related to the Old Credit Facility. These losses are included as a component of other nonoperating expense in the Consolidated Statements of Income.

As of December 26, 2012, under the New Credit Facility, we had outstanding term loan borrowings of $170.0 million and outstanding letters of credit under the revolving letter of credit facility of $25.2 million. There were no revolving loans outstanding at December 26, 2012. These balances resulted in availability of $34.8 million under the revolving facility. The weighted-average interest rate under the term loan was 2.97% as of December 26, 2012. In accordance with the debt covenants, the reduction in term loan debt since the refinancing resulted in a decrease in the interest rate. The rate is currently set at LIBOR plus 275 basis points and the commitment fee was reduced to 37.5 basis points.

Contractual Obligations

Our future contractual obligations and commitments at December 26, 2012 consisted of the following:

	Payments Due by Period				
	Total	Less than 1 Year	1-2 Years	3-4 Years	5 Years and Thereafter
			(In thousands)		
Long-term debt	$ 170,000	$ 8,500	$ 38,000	$ 123,500	$ —
Capital lease obligations (a)	34,226	7,364	10,821	6,379	9,662
Operating lease obligations	249,215	36,420	63,513	50,514	98,768
Interest obligations (a)	17,431	4,958	8,323	4,150	—
Pension and other defined contribution plan obligations (b)	3,141	3,141	—	—	—
Purchase obligations (c)	178,502	164,443	10,225	3,834	—
Total	$ 652,515	$ 224,826	$ 130,882	$ 188,377	$ 108,430

(a) Interest obligations represent payments related to our long-term debt outstanding at December 26, 2012. For long-term debt with variable rates, we have used the rate applicable at December 26, 2012 to project interest over the periods presented in the table above. The capital lease obligation amounts above are inclusive of interest.
(b) Pension and other defined contribution plan obligations are estimates based on facts and circumstances at December 26, 2012. Amounts cannot currently be estimated for more than one year.
(c) Purchase obligations include amounts payable under purchase contracts for food and non-food products. Many of these agreements do not obligate us to purchase any specific volumes and include provisions that would allow us to cancel such agreements with appropriate notice. For agreements with cancellation provisions, amounts included in the table above represent our estimate of purchase obligations during the periods presented if we were to cancel these contracts with appropriate notice.

Unrecognized tax benefits are not included in the contractual obligations table as these liabilities may increase or decrease over time as a result of tax examinations, and given the status of the examinations, we cannot reliably estimate the period of any cash settlement with the respective taxing authorities. At December 26, 2012, there were no unrecognized tax benefits including potential interest and penalties.

Off-Balance Sheet Arrangements

Except for operating leases entered into the normal course of business, we do not have any off balance sheet arrangements.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our Consolidated Financial Statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to self-insurance liabilities, impairment of long-lived assets, restructuring and exit costs, income taxes and share-based compensation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions; however, we believe that our estimates, including those for the above-described items, are reasonable.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our Consolidated Financial Statements:

Self-insurance liabilities. We record liabilities for insurance claims during periods in which we have been insured under large deductible programs or have been self-insured for our medical and dental claims and workers' compensation, general/product and automobile insurance liabilities. Maximum self-insured retention, including defense costs per occurrence, ranges from $0.5 million to $1.0 million per individual claim for workers' compensation and for general/product and automobile liability. The liabilities for prior and current estimated incurred losses are discounted to their present value based on expected loss payment patterns determined by independent actuaries using our actual historical payments. These estimates include assumptions regarding claims frequency and severity as well as changes in our business environment, medical costs and the regulatory environment that could impact our overall self-insurance costs.

Total discounted workers' compensation and general liability insurance liabilities at December 26, 2012 and December 28, 2011 were $23.2 million reflecting a 1.0% discount rate and $24.6 million reflecting a 1.5% discount rate, respectively. The related undiscounted amounts at such dates were $23.8 million and $25.6 million, respectively.

Impairment of long-lived assets. We evaluate our long-lived assets for impairment at the restaurant level on a quarterly basis, when assets are identified as held for sale or whenever changes or events indicate that the carrying value may not be recoverable. We assess impairment of restaurant-level assets based on the operating cash flows of the restaurant, expected proceeds from the sale of assets and our plans for restaurant closings. Generally, all restaurants with negative cash flows from operations for the most recent twelve months at each quarter end are included in our assessment. In performing our assessment, we make assumptions regarding estimated future cash flows, including estimated proceeds from similar asset sales, and other factors to determine both the recoverability and the estimated fair value of the respective assets. If the long-lived assets of a restaurant are not recoverable based upon estimated future, undiscounted cash flows, we write the assets down to their fair value. If these estimates or their related assumptions change in the future, we may be required to record additional impairment charges.

During 2012, 2011 and 2010, we recorded impairment charges of $3.7 million, $4.1 million, and $0.4 million, respectively, for underperforming restaurants, including restaurants closed and company restaurants classified as held for sale. These charges are included as a component of operating (gains), losses and other charges, net in our Consolidated Statements of Income. At December 26, 2012, we had a total of two restaurants with an aggregate net book value of approximately $0.3 million, after taking into consideration impairment charges recorded, which had negative cash flows from operations for the most recent twelve months.

Restructuring and exit costs. As a result of changes in our organizational structure and in our portfolio of restaurants, we have recorded charges for restructuring and exit costs. These costs consist primarily of the costs of future obligations related to closed restaurants and severance and other restructuring charges for terminated employees. These costs are included as a component of operating (gains), losses and other charges, net in our Consolidated Statements of Income.

Discounted liabilities for future lease costs and the fair value of related subleases of closed restaurants are recorded when the restaurants are closed. All other costs related to closed restaurants are expensed as incurred. In assessing the discounted liabilities for future costs of obligations related to closed restaurants, we make assumptions regarding amounts of future subleases. If these assumptions or their related estimates change in the future, we may be required to record additional exit costs or reduce exit costs previously recorded. Exit costs recorded for each of the periods presented include the effect of such changes in estimates.

The most significant estimate included in our accrued exit costs liabilities relates to the timing and amount of estimated subleases. At December 26, 2012, our total discounted liability for closed restaurants was approximately $4.1 million, net of $1.8 million related to existing sublease agreements and $3.3 million related to properties for which we expect to enter into sublease agreements in the future. If any of the estimates noted above or their related assumptions change in the future, we may be required to record additional exit costs or reduce exit costs previously recorded.

Income taxes. We record valuation allowances against our deferred tax assets, when necessary. Realization of deferred tax assets is dependent on future taxable earnings and is therefore uncertain. We assess the likelihood that our deferred tax assets in each of the jurisdictions in which we operate will be recovered from future taxable income. Deferred tax assets do not include future tax benefits that we deem likely not to be realized.

During the quarter ended December 28, 2011, we concluded that it was more likely than not that certain of our deferred tax assets will be utilized. As a result, we released the majority of our valuation allowance, recognizing a tax benefit of $89.1 million. The release of our valuation allowance was determined in accordance with the provisions of ASC 740, which require an assessment of both positive and negative evidence when determining whether it is more likely than not that deferred tax assets are recoverable. Such an assessment is required on a jurisdiction-by-jurisdiction basis. Our historical operating income and continuing projected income represented sufficient evidence to conclude that it is more likely than not that the majority of our deferred tax assets will be realized.

Share-based compensation. Stock-based compensation is estimated for equity awards at fair value at the grant date. We determine the fair value of stock options using the Black-Scholes option pricing model. Use of this option pricing model requires the input of subjective assumptions. These assumptions include estimating the length of time employees will retain their vested stock options before exercising them ("expected term"), the estimated volatility of our Common Stock price over the expected term and the number of options that will ultimately not complete their vesting requirements ("forfeitures"). The fair value of restricted stock units containing a market condition is determined using the Monte Carlo valuation method, which utilizes multiple input variables to determine the probability of the Company achieving the market condition. Changes in the subjective assumptions can materially affect the estimate of the fair value of share-based compensation and consequently, the related amount recognized in the Consolidated Statements of Income.

Recent Accounting Pronouncements

See the New Accounting Standards section of Note 2 to our Consolidated Financial Statements included in Part II, Item 8 of this report for further details of recent accounting pronouncements.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

Interest Rate Risk

We have exposure to interest rate risk related to certain instruments entered into for other than trading purposes. Specifically, as of December 26, 2012, borrowings under our term loan and revolver bore interest at variable rates based on LIBOR plus a spread of 275 basis points per annum. Up to $150 million of the term loan borrowings has a 200 basis point LIBOR point cap.

Based on the levels of borrowings under the credit facility, if interest rates changed by 100 basis points, our annual cash flow and income before taxes would change by approximately $1.7 million. This computation is determined by considering the impact of hypothetical interest rates on the credit facility, taking into consideration the interest rate cap. However, the nature and amount of our borrowings under the credit facility may vary as a result of future business requirements, market conditions and other factors.

We also have exposure to interest rate risk related to our pension plan, other defined benefit plans and self-insurance liabilities. A 25 basis point increase or decrease in discount rate would increase or decrease our projected benefit obligation related to our pension plan by approximately $2.6 million and would impact the pension plan's net periodic benefit cost by approximately $0.3 million. The impact of a 25 basis point increase or decrease in discount rate would decrease or increase our projected benefit obligation related to our other defined benefit plans by less than $0.1 million while the plans' net periodic benefit cost would remain flat. A 25 basis point increase or decrease in discount rate related to our self-insurance liabilities would result in a decrease or increase of $0.2 million, respectively.

Commodity Price Risk

We purchase certain food products, such as beef, poultry, pork, eggs and coffee, and utilities such as gas and electricity, which are affected by commodity pricing and are, therefore, subject to price volatility caused by weather, production problems, delivery difficulties and other factors that are outside our control and which are generally unpredictable. Changes in commodity prices affect us and our competitors generally and often simultaneously. In general, we purchase food products and utilities based upon market prices established with vendors. Although many of the items purchased are subject to changes in commodity prices, the majority of our purchasing arrangements are structured to contain features that minimize price volatility by establishing fixed pricing and/or price ceilings and floors. We use these types of purchase arrangements to control costs as an alternative to using financial instruments to hedge commodity prices. In many cases, we believe we will be able to address commodity cost increases which are significant and appear to be long-term in nature by adjusting our menu pricing or changing our product delivery strategy. However, competitive circumstances could limit such actions and, in those circumstances, increases in commodity prices could lower our margins. Because of the often short-term nature of commodity pricing aberrations and our ability to change menu pricing or product delivery strategies in response to commodity price increases, we believe that the impact of commodity price risk is not significant.

We have established a policy to identify, control and manage market risks which may arise from changes in interest rates, commodity prices and other relevant rates and prices. We do not use derivative instruments for trading purposes.

Item 8. ***Financial Statements and Supplementary Data***

See Index to Financial Statements which appears on page F-1 herein.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

A. Disclosure Controls and Procedures. As required by Rule 13a-15(b) under the Securities Exchange Act of 1934, as amended, (the "Exchange Act") our management conducted an evaluation (under the supervision and with the participation of our President and Chief Executive Officer, John C. Miller, and our Executive Vice President, Chief Administrative Officer and Chief Financial Officer, F. Mark Wolfinger) as of the end of the period covered by this Annual Report on Form 10-K, of the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based on that evaluation, Messrs. Miller and Wolfinger each concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Exchange Act, (i) is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and (ii) is accumulated and communicated to our management, including Messrs. Miller and Wolfinger, as appropriate to allow timely decisions regarding required disclosure.

B. Management's Report on Internal Control Over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control system is designed to provide reasonable assurance to our management and Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of our internal control over financial reporting as of December 26, 2012. Management's assessment was based on criteria set forth in *Internal Control - Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon this assessment, management concluded that, as of December 26, 2012, our internal control over financial reporting was effective, based upon those criteria.

The Company's independent registered public accounting firm, KPMG LLP, has issued an attestation report on our internal control over financial reporting, which follows this report.

C. Changes in Internal Control Over Financial Reporting. There have been no changes in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) of the Exchange Act that occurred during our last fiscal quarter (our fourth fiscal quarter) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors
Denny's Corporation

We have audited Denny's Corporation's (the Company) internal control over financial reporting as of December 26, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting (Item 9A.B.). Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Denny's Corporation maintained, in all material respects, effective internal control over financial reporting as of December 26, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Denny's Corporation and subsidiaries as of December 26, 2012 and December 28, 2011, and the related consolidated statements of income, comprehensive income, shareholders' deficit , and cash flows for each of the fiscal years in the three-year period ended December 26, 2012, and our report dated March 11, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP
Greenville, South Carolina
March 11, 2013

Item 9B. ***Other Information***

None.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

Information required by this item with respect to our executive officers and directors; compliance by our directors, executive officers and certain beneficial owners of our Common Stock with Section 16(a) of the Exchange Act; the committees of our Board of Directors; our Audit Committee Financial Expert; and our Code of Ethics is furnished by incorporation by reference to information under the captions entitled "Election of Directors", "Section 16(a) Beneficial Ownership Reporting Compliance", and "Code of Ethics" in the proxy statement (to be filed hereafter) in connection with Denny's Corporation's 2013 Annual Meeting of the Shareholders (the "proxy statement") and possibly elsewhere in the proxy statement (or will be filed by amendment to this report). Additional information required by this item related to our executive officers appears in Item 1 of Part I of this report under the caption "Executive Officers of the Registrant."

Item 11. ***Executive Compensation***

The information required by this item is furnished by incorporation by reference to information under the captions entitled "Executive Compensation" and "Election of Directors" in the proxy statement and possibly elsewhere in the proxy statement (or will be filed by amendment to this report).

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by this item is furnished by incorporation by reference to information under the caption "General—Equity Security Ownership" in the proxy statement and possibly elsewhere in the proxy statement (or will be filed by amendment to this report).

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

The information required by this item is furnished by incorporation by reference to information under the captions "Related Party Transactions" and "Election of Directors" in the proxy statement and possibly elsewhere in the proxy statement (or will be filed by amendment to this report).

Item 14. ***Principal Accounting Fees and Services***

The information required by this item is furnished by incorporation by reference to information under the caption entitled "Selection of Independent Registered Public Accounting Firm" in the proxy statement and possibly elsewhere in the proxy statement (or will be filed by amendment to this report).

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a)(1) *Financial Statements:* See the Index to Financial Statements which appears on page F-1 hereof.

(a)(2) *Financial Statement Schedules:* No schedules are filed herewith because of the absence of conditions under which they are required or because the information called for is in our Consolidated Financial Statements or notes thereto appearing elsewhere herein.

(a)(3) *Exhibits:* Certain of the exhibits to this Report, indicated by an asterisk, are hereby incorporated by reference from other documents on file with the Commission with which they are electronically filed, to be a part hereof as of their respective dates.

Exhibit No.	Description
*3.1	Restated Certificate of Incorporation of Denny's Corporation dated March 3, 2003, as amended by Certificate of Amendment to Restated Certificate of Incorporation to Increase Authorized Capitalization dated August 25, 2004 (incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K of Denny's Corporation for the year ended December 29, 2004).
*3.2	By-Laws of Denny's Corporation, as effective as of November 11, 2009 (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K of Denny's Corporation filed with the Commission on November 16, 2009).
+*10.1	Advantica Stock Option Plan as amended through November 28, 2001 (incorporated by reference to Exhibit 10.19 to the Annual Report on Form 10-K of Denny's Corporation (then known as Advantica) for the year ended December 26, 2001).
+*10.2	Denny's, Inc. Omnibus Incentive Compensation Plan for Executives (incorporated by reference to Exhibit 99 to the Registration Statement on Form S-8 of Denny's Corporation (No. 333-103220) filed with the Commission on February 14, 2003).
+*10.3	Description of amendments to the Denny's, Inc. Omnibus Incentive Compensation Plan for Executives, the Advantica Stock Option Plan and the Advantica Restaurant Group Director Stock Option Plan (incorporated by reference to Exhibit 10.7 to the Quarterly Report on Form 10-Q of Denny's Corporation for the quarter ended September 29, 2004).
+*10.4	Form of stock option agreement to be used under the Denny's Corporation 2004 Omnibus Incentive Plan (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-8 of Denny's Corporation (File No. 333-120093) filed with the Commission on October 29, 2004).
+*10.5	Form of deferred stock unit award certificate to be used under the Denny's Corporation 2004 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.27 to the Annual Report on Form 10-K of Denny's Corporation for the year ended December 29, 2004).
+*10.6	Employment Offer Letter dated August 16, 2005 between Denny's Corporation and F. Mark Wolfinger (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of Denny's Corporation for the quarter ended September 28, 2005).
+*10.7	Employment Offer Letter dated July 19, 2010 between Denny's Corporation and Frances L. Allen (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q of Denny's Corporation for the quarter ended September 29, 2010).
+*10.8	Employment Offer Letter dated August 20, 2010 between Denny's Corporation and Robert Rodriguez (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q of Denny's Corporation for the quarter ended September 29, 2010).
+*10.9	Employment Offer Letter dated January 6, 2011 between Denny's Corporation and John C. Miller (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q of Denny's Corporation for the quarter ended March 30, 2011).
*10.10	Second Amended and Restated Credit Agreement dated as of September 30, 2010 among Denny's, Inc. and Denny's Realty, LLC as Borrowers, Denny's Corporation, Denny's Holdings, Inc., and DFO, LLC, as Guarantors, Bank of America, N.A., as Administrative Agent and L/C Issuer, certain other lenders and Wells Fargo Bank, N.A. as Syndication Agent (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of Denny's Corporation for the quarter ended September 29, 2010).

Exhibit No.	Description
*10.11	Second Amended and Restated Guarantee and Collateral Agreement dated as of September 30, 2010 among Denny's, Inc. and Denny's Realty, LLC, Denny's Corporation, Denny's Holdings, Inc., DFO, LLC, and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q of Denny's Corporation for the quarter ended September 29, 2010).
*10.12	First Amendment to the Second Amended and Restated Credit Agreement, dated as of March 1, 2011, among Denny's Inc. and Denny's Realty, LLC as the Borrowers, Denny's Corporation and DFO, LLC as Guarantors, each lender from time to time party hereto, and Bank of America, N.A., as Administrative Agent and L/C Issuer (incorporated by reference to Exhibit 10.31 to the Annual Report on Form 10-K of Denny's Corporation for the year ended December 29, 2010).
*10.13	Credit Agreement dated as of April 12, 2012 among Denny's, Inc., as the Borrower, Denny's Corporation, as Parent, and Certain Subsidiaries of Parent, as Guarantors, Wells Fargo Bank, National Association, as Administrative Agent and L/C Issuer, Regions Bank and General Electric Capital Corporation, as Co-Syndication Agents, Cadence Bank and RBS Citizens, N.A. as Co-Documentation Agents and The Other Lenders Party Hereto, Wells Fargo Securities, LLC, Regions Capital Markets, a Division of Regions Bank and GE Capital Markets, Inc., as Joint Lead Arrangers and Joint Bookrunners (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q of Denny's Corporation for the quarter ended March 28, 2012).
*10.14	Guarantee and Collateral Agreement dated as of April 12, 2012 among Denny's, Inc., Denny's Realty, LLC, Denny's Corporation, DFO, LLC, and Wells Fargo Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q of Denny's Corporation for the quarter ended March 28, 2012).
+*10.15	Award certificate evidencing restricted stock unit award to F. Mark Wolfinger, effective July 9, 2007 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Denny's Corporation filed with the Commission on July 12, 2007).
+*10.16	Denny's Corporation Amended and Restated Executive Severance Pay Plan.
+*10.17	Denny's Corporation 2012 Omnibus Incentive Plan (incorporated by reference to Appendix A of the Definitive Proxy Statement of Denny's Corporation filed with the Commission on April 5, 2012).
+*10.18	Denny's Corporation 2008 Omnibus Incentive Plan (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Denny's Corporation filed with the Commission on May 27, 2008).
+*10.19	Amendment to the Denny's Corporation 2008 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q of Denny's Corporation for the quarter ended April 1, 2009).
+*10.20	Denny's Corporation Amended and Restated 2004 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of Denny's Corporation for the quarter ended June 25, 2008).
+*10.21	Form of 2009 Long-Term Performance Incentive Program Performance Shares and Target Cash Opportunity Award Certificate (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of Denny's Corporation for the quarter ended April 1, 2009).
+*10.22	Written Description of Denny's 2009 Long-Term Performance Incentive Program (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of Denny's Corporation for the quarter ended April 1, 2009).

Exhibit No.	Description
+*10.23	Form of the 2010 Long-Term Performance Incentive Program Performance Shares and Target Cash Opportunity Award Certificate (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of Denny's Corporation for the quarter ended March 31, 2010).
+*10.24	Written Description of the Denny's 2010 Long-Term Performance Incentive Program (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of Denny's Corporation for the quarter ended March 31, 2010).
+*10.25	Form of the 2011 Long-Term Performance Incentive Program Performance Shares and Target Cash Opportunity Award Certificate (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of Denny's Corporation for the quarter ended March 30, 2011).
+*10.26	Written Description of the Denny's 2011 Long-Term Performance Incentive Program (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of Denny's Corporation for the quarter ended March 30, 2011).
+*10.27	Form of the 2012 Long-Term Performance Incentive Program Performance Shares and Target Cash Opportunity Award Certificate (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of Denny's Corporation for the quarter ended March 28, 2012).
+*10.28	Written Description of the Denny's 2012 Long-Term Performance Incentive Program (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of Denny's Corporation for the quarter ended March 28, 2012).
+*10.29	Form of Stock Option Award Agreement (incorporated by reference to Exhibit 10.28 to the Annual Report on Form 10-K of Denny's Corporation for the year ended December 29, 2010).
+*10.30	Form of Performance-Based Restricted Stock Unit Award Certificate (incorporated by reference to Exhibit 10.28 to the Annual Report on Form 10-K of Denny's Corporation for the year ended December 29, 2010).
+*10.31	Denny's Corporate Incentive Plan (incorporated by reference to Exhibit 10.30 to the Annual Report on Form 10-K of Denny's Corporation for the year ended December 30, 2009).
21.1	Subsidiaries of Denny's.
23.1	Consent of KPMG LLP.
31.1	Certification of John C. Miller, President and Chief Executive Officer of Denny's Corporation, pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of F. Mark Wolfinger, Executive Vice President, Chief Administrative Officer and Chief Financial Officer of Denny's Corporation, pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Statement of John C. Miller, President and Chief Executive Officer of Denny's Corporation, and F. Mark Wolfinger, Executive Vice President, Chief Administrative Officer and Chief Financial Officer of Denny's Corporation, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit No.	Description
101.INS^	XBRL Instance Document
101.SCH^	XBRL Taxonomy Extension Schema Document
101.CAL^	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB^	XBRL Taxonomy Extension Label Linkbase Document
101.PRE^	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF^	XBRL Taxonomy Extension Definition Linkbase Document

+ Denotes management contracts or compensatory plans or arrangements.

^ In accordance with Regulation S-T, the XBRL-related information in Exhibit 101 to this Annual Report on Form 10-K shall be deemed "furnished" and not "filed."

DENNY'S CORPORATION AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

	Page
Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements	F-2
Consolidated Balance Sheets	F-3
Consolidated Statements of Income	F-4
Consolidated Statements of Comprehensive Income	F-5
Consolidated Statements of Shareholders' Deficit	F-6
Consolidated Statements of Cash Flows	F-7
Notes to Consolidated Financial Statements	F-8

Report of Independent Registered Public Accounting Firm

The Board of Directors
Denny's Corporation

We have audited the accompanying consolidated balance sheets of Denny's Corporation and subsidiaries as of December 26, 2012 and December 28, 2011, and the related consolidated statements of income, comprehensive income, shareholders' deficit, and cash flows for each of the fiscal years in the three-year period ended December 26, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Denny's Corporation and subsidiaries as of December 26, 2012 and December 28, 2011, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended December 26, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 26, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 11, 2013 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP
Greenville, South Carolina
March 11, 2013

Denny's Corporation and Subsidiaries
Consolidated Balance Sheets

	December 26, 2012	December 28, 2011
	(In thousands)	
Assets		
Current assets:		
Cash and cash equivalents	$ 13,565	$ 13,740
Receivables	19,947	14,971
Inventories	2,890	3,438
Assets held for sale	—	2,351
Current deferred tax asset	19,807	15,519
Prepaid and other current assets	8,401	11,274
Total current assets	64,610	61,293
Property	107,004	112,772
Goodwill	31,430	30,764
Intangible assets, net	48,920	50,921
Deferred financing costs, net	2,041	5,884
Noncurrent deferred tax asset	45,776	60,636
Other noncurrent assets	25,104	28,231
Total assets	$ 324,885	$ 350,501
Liabilities		
Current liabilities:		
Current maturities of long-term debt	$ 8,500	$ 2,591
Current maturities of capital lease obligations	4,181	4,380
Accounts payable	24,461	25,935
Other current liabilities	54,682	54,289
Total current liabilities	91,824	87,195
Long-term liabilities:		
Long-term debt, less current maturities	161,500	193,257
Capital lease obligations, less current maturities	15,953	18,077
Liability for insurance claims, less current portion	18,045	18,552
Other noncurrent liabilities and deferred credits	42,023	43,096
Total long-term liabilities	237,521	272,982
Total liabilities	329,345	360,177
Commitments and contingencies		
Shareholders' deficit		
Common stock $0.01 par value; authorized - 135,000; December 26, 2012: 103,764 shares issued and 92,229 shares outstanding; December 28, 2011: 102,668 shares issued and 95,972 shares outstanding	1,038	1,027
Paid-in capital	562,657	557,396
Deficit	(495,518)	(517,827)
Accumulated other comprehensive loss, net of tax	(24,999)	(24,813)
	43,178	15,783
Treasury stock, at cost, 11,535 and 6,696 shares, respectively	(47,638)	(25,459)
Total shareholders' deficit	(4,460)	(9,676)
Total liabilities and shareholders' deficit	$ 324,885	$ 350,501

See accompanying notes to consolidated financial statements.

Denny's Corporation and Subsidiaries
Consolidated Statements of Income

	Fiscal Year Ended		
	December 26, 2012	December 28, 2011	December 29, 2010
	(In thousands, except per share amounts)		
Revenue:			
Company restaurant sales	$ 353,710	$ 411,595	$ 423,936
Franchise and license revenue	134,653	126,939	124,530
Total operating revenue	488,363	538,534	548,466
Costs of company restaurant sales:			
Product costs	88,473	101,796	101,470
Payroll and benefits	141,303	167,574	172,533
Occupancy	23,405	27,372	27,967
Other operating expenses	49,025	61,017	64,029
Total costs of company restaurant sales	302,206	357,759	365,999
Costs of franchise and license revenue	46,675	44,368	46,987
General and administrative expenses	60,307	55,352	55,619
Depreciation and amortization	22,304	27,979	29,637
Operating (gains), losses and other charges, net	482	2,102	(4,944)
Total operating costs and expenses, net	431,974	487,560	493,298
Operating income	56,389	50,974	55,168
Interest expense, net	13,369	20,040	25,792
Other nonoperating expense, net	7,926	2,607	5,282
Net income before income taxes	35,094	28,327	24,094
Provision for (benefit from) income taxes	12,785	(83,960)	1,381
Net income	$ 22,309	$ 112,287	$ 22,713
Basic net income per share	$ 0.23	$ 1.15	$ 0.23
Diluted net income per share	$ 0.23	$ 1.13	$ 0.22
Weighted-average shares outstanding:			
Basic	94,949	97,646	98,902
Diluted	96,754	99,588	101,391

See accompanying notes to consolidated financial statements.

Denny's Corporation and Subsidiaries
Consolidated Statements of Comprehensive Income

	Fiscal Year Ended		
	December 26, 2012	December 28, 2011	December 29, 2010
		(In thousands)	
Net income	$ 22,309	$ 112,287	$ 22,713
Other comprehensive income, net of tax:			
Minimum pension liability adjustment, net of tax benefits of $191, $3,615 and $0	(186)	(5,614)	(1,153)
Amortization of unrealized loss on hedged transactions	—	—	167
Other comprehensive income	(186)	(5,614)	(986)
Total comprehensive income	$ 22,123	$ 106,673	$ 21,727

See accompanying notes to consolidated financial statements.

Denny's Corporation and Subsidiaries
Consolidated Statements of Shareholders' Deficit

	Common Stock		Treasury Stock		Paid-in		Accumulated Other Comprehensive	Total Shareholders'
	Shares	Amount	Shares	Amount	Capital	(Deficit)	Loss, Net	Deficit
					(In thousands)			
Balance, December 30, 2009	96,613	$ 966	—	$ —	$ 542,576	$ (652,827)	$ (18,213)	$ (127,498)
Net income	—	—	—	—	—	22,713	—	22,713
Amortization of unrealized loss on hedged transactions	—	—	—	—	—	—	167	167
Minimum pension liability adjustment	—	—	—	—	—	—	(1,153)	(1,153)
Share-based compensation on equity classified awards	—	—	—	—	1,922	—	—	1,922
Purchase of treasury stock	—	—	(1,037)	(3,890)	—	—	—	(3,890)
Issuance of common stock for share-based compensation	573	6	—	—	(6)	—	—	—
Exercise of common stock options	2,887	29	—	—	3,998	—	—	4,027
Balance, December 29, 2010	100,073	1,001	(1,037)	(3,890)	548,490	(630,114)	(19,199)	(103,712)
Net income	—	—	—	—	—	112,287	—	112,287
Minimum pension liability adjustment, net of tax benefits of $3,615	—	—	—	—	—	—	(5,614)	(5,614)
Share-based compensation on equity classified awards	—	—	—	—	3,412	—	—	3,412
Purchase of treasury stock	—	—	(5,659)	(21,569)	—	—	—	(21,569)
Issuance of common stock for share-based compensation	452	5	—	—	(5)	—	—	—
Exercise of common stock options	2,143	21	—	—	4,829	—	—	4,850
Tax benefit from share based compensation	—	—	—	—	670	—	—	670
Balance, December 28, 2011	102,668	1,027	(6,696)	(25,459)	557,396	(517,827)	(24,813)	(9,676)
Net income	—	—	—	—	—	22,309	—	22,309
Minimum pension liability adjustment, net of tax benefits of $191	—	—	—	—	—	—	(186)	(186)
Share-based compensation on equity classified awards	—	—	—	—	2,082	—	—	2,082
Purchase of treasury stock	—	—	(4,839)	(22,179)	—	—	—	(22,179)
Issuance of common stock for share-based compensation	253	3	—	—	(3)	—	—	—
Exercise of common stock options	843	8	—	—	2,172	—	—	2,180
Tax benefit from share based compensation	—	—	—	—	1,010	—	—	1,010
Balance, December 26, 2012	103,764	$ 1,038	(11,535)	$ (47,638)	$ 562,657	$ (495,518)	$ (24,999)	$ (4,460)

See accompanying notes to consolidated financial statements.

Denny's Corporation and Subsidiaries
Consolidated Statements of Cash Flows

	Fiscal Year Ended		
	December 26, 2012	December 28, 2011	December 29, 2010
	(In thousands)		
Cash flows from operating activities:			
Net income	$ 22,309	$ 112,287	$ 22,713
Adjustments to reconcile net income to cash flows provided by operating activities:			
Depreciation and amortization	22,304	27,979	29,637
Operating (gains), losses and other charges, net	482	2,102	(4,944)
Amortization of deferred financing costs	775	1,374	1,045
Amortization of debt discount	137	547	160
Loss on early extinguishment of debt	8,290	2,589	4,755
Loss on change in the fair value of interest rate cap	61	—	—
Loss on interest rate swap	—	—	167
Deferred income tax expense	11,423	3,223	324
Reversal of tax valuation allowance	(661)	(89,102)	—
Share-based compensation	3,496	4,219	2,840
Changes in assets and liabilities, net of effects of acquisitions and dispositions:			
Decrease (increase) in assets:			
Receivables	(1,740)	2,232	(1,713)
Inventories	548	598	128
Other current assets	2,820	(1,112)	(634)
Other assets	(3,172)	405	(2,534)
Increase (decrease) in liabilities			
Accounts payable	(1,217)	2,042	1,366
Accrued salaries and vacations	2,279	934	(5,983)
Accrued taxes	(747)	(620)	(429)
Other accrued liabilities	(4,420)	(4,687)	(4,108)
Other noncurrent liabilities and deferred credits	(3,763)	(5,501)	(4,535)
Net cash flows provided by operating activities	59,204	59,509	38,255
Cash flows from investing activities:			
Purchase of property	(14,164)	(16,089)	(27,381)
Acquisition of restaurant	(1,422)	—	—
Proceeds from disposition of property	15,555	8,598	18,680
Collections on notes receivable	1,970	1,347	3,421
Issuance of notes receivable	(5,440)	—	—
Purchase of trademarks	—	(1,553)	—
Net cash flows used in investing activities	(3,501)	(7,697)	(5,280)
Cash flows from financing activities:			
Net borrowings under new credit agreement	190,000	—	246,250
Long-term debt payments	(222,741)	(46,253)	(268,769)
Debt transaction costs	(1,097)	(839)	(2,695)
Deferred financing costs	(1,809)	(3,421)	(5,342)
Purchase of treasury stock	(21,618)	(21,569)	(3,890)
Proceeds from exercise of stock options	2,180	4,850	4,027
Tax withholding on share-based payments	(327)	(377)	(455)
Tax benefit of share-based compensation	1,010	670	—
Net bank overdrafts	(1,476)	(207)	448
Net cash flows used in financing activities	(55,878)	(67,146)	(30,426)
Increase (decrease) in cash and cash equivalents	(175)	(15,334)	2,549
Cash and cash equivalents at beginning of period	13,740	29,074	26,525
Cash and cash equivalents at end of period	$ 13,565	$ 13,740	$ 29,074

See accompanying notes to consolidated financial statements.

Denny's Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Note 1. Introduction and Basis of Reporting

Denny's Corporation, or Denny's, is one of America's largest full-service restaurant chains. Denny's restaurants are operated in all 50 states, the District of Columbia, two U.S. territories and seven foreign countries with principal concentrations in California (24% of total restaurants), Florida (9%) and Texas (11%).

The following table shows the unit activity for the years ended December 26, 2012 and December 28, 2011:

	Fiscal Year Ended	
	December 26, 2012	December 28, 2011
Company restaurants, beginning of period	206	232
Units opened	1	8
Units acquired from franchisees	1	—
Units sold to franchisees	(36)	(30)
Units closed	(8)	(4)
End of period	164	206
Franchised and licensed restaurants, beginning of period	1,479	1,426
Units opened	39	53
Units relocated	2	1
Units purchased from Company	36	30
Units acquired by Company	(1)	—
Units closed (including units relocated)	(31)	(31)
End of period	1,524	1,479
Total restaurants, end of period	1,688	1,685

Note 2. Summary of Significant Accounting Policies

The following accounting policies significantly affect the preparation of our Consolidated Financial Statements:

Use of Estimates. In preparing our Consolidated Financial Statements in conformity with U.S. generally accepted accounting principles, management is required to make certain assumptions and estimates that affect reported amounts of assets, liabilities, revenues, expenses and the disclosure of contingencies. In making these assumptions and estimates, management may from time to time seek advice and consider information provided by actuaries and other experts in a particular area. Actual amounts could differ materially from these estimates.

Consolidation Policy. Our Consolidated Financial Statements include the financial statements of Denny's Corporation and its wholly-owned subsidiaries: Denny's, Inc., DFO, LLC and Denny's Realty, LLC. All significant intercompany balances and transactions have been eliminated in consolidation.

Fiscal Year. Our fiscal year ends on the Wednesday in December closest to December 31 of each year. As a result, a fifty-third week is added to a fiscal year every five or six years. Fiscal 2012, 2011 and 2010 each included 52 weeks of operations. Fiscal 2014 will be a 53 week year.

Cash Equivalents and Short-term Investments. We consider all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents include short-term investments of $11.8 million and $12.0 million at December 26, 2012 and December 28, 2011, respectively. These amounts were held either overnight in our transaction bank accounts at highly rated financial institutions that provided earnings credits or invested in highly rated overnight investments that provided interest income.

Receivables. Receivables, which are recorded at net realizable value, primarily consist of trade accounts receivables and financing receivables from franchisees (together "franchisee receivables"), vendor receivables and credit card receivables. Trade accounts receivables from franchisees consist of royalties, advertising and rent. Financing receivables from franchisees primarily consist of notes from franchisees related to the system-wide roll-out of new coffee equipment. We accrue interest on notes receivable based on the contractual terms. The allowance for doubtful accounts is based on pre-defined criteria and management's judgment of existing receivables. Receivables that are ultimately deemed to be uncollectible, and for which collection efforts have been exhausted, are written off against the allowance for doubtful accounts. See Note 3.

Inventories. Inventories consist of food and beverages and are valued primarily at the lower of average cost (first-in, first-out) or market.

Assets Held for Sale. Assets held for sale consist of real estate properties and/or restaurant operations that we expect to sell within the next 12 months. The assets are reported at the lower of carrying amount or fair value less costs to sell. We cease recording depreciation on assets that are classified as held for sale. If the determination is made that we no longer expect to sell an asset within the next 12 months, the asset is reclassified out of held for sale.

Property and Depreciation. Owned property is stated at cost. Property under capital leases is stated at the lesser of its fair value or the net present value of the related minimum lease payments at the lease inception. We depreciate owned property over its estimated useful life using the straight-line method. We amortize property held under capital leases (at capitalized value) over the lesser of its estimated useful life or the initial lease term. In certain situations, one or more option periods may be used in determining the depreciable life of certain leasehold improvements under operating lease agreements if we deem that an economic penalty will be incurred and exercise of such option periods is reasonably assured. In either circumstance, our policy requires lease term consistency when calculating the depreciation period, in classifying the lease and in computing rent expense. Building assets are assigned estimated useful lives that range from five to 30 years, equipment assets are assigned lives that range from two to ten years and leasehold improvements are generally assigned lives between five and 15 years limited by the expected lease term.

Goodwill. Amounts recorded as goodwill primarily represent excess reorganization value recognized as a result of our 1998 bankruptcy. In connection with the sale of company restaurant operations to franchisees, goodwill is allocated to the operations sold in the determination of the gain or loss on the sale. The allocation is based on the relative fair values of the operations sold. We test goodwill for impairment at each fiscal year end, and more frequently if circumstances indicate impairment may exist. Such indicators include, but are not limited to, a significant decline in our expected future cash flows; a significant adverse decline in our stock price; significantly adverse legal developments; and a significant change in the business climate.

Other Intangible Assets. Other intangible assets consist primarily of trademarks, trade names, franchise and other operating agreements and capitalized software development costs. Trade names and trademarks are considered indefinite-lived intangible assets and are not amortized. Franchise and other operating agreements are amortized using the straight-line basis over the term of the related agreement. Capitalized software development costs are amortized over the estimated useful life of the software. We test trade name and trademark assets for impairment at each fiscal year end, and more frequently if circumstances indicate impairment may exist. We assess impairment of franchise and other operating agreements and capitalized software development costs whenever changes or events indicate that the carrying value may not be recoverable. Costs incurred to renew or extend the term of recognized intangible assets are recorded in general and administrative expenses in our Consolidated Statement of Income.

Long-term Investments. Long-term investments include nonqualified deferred compensation plan assets held in a rabbi trust. Each plan participant's account is comprised of their contribution, our matching contribution and each participant's share of earnings or losses in the plan. The investments of the rabbi trust are comprised of debt and equity mutual funds. They are considered trading securities and are reported at fair value in other noncurrent assets with an offsetting liability included in other noncurrent liabilities and deferred credits in our Consolidated Balance Sheets. The realized and unrealized holding gains and losses related to the investments are recorded in other income (expense) with an offsetting amount recorded in general and administrative expenses related to the liability in our Consolidated Statement of Income. During 2012, 2011 and 2010, we incurred a net gain of $0.7 million, a net loss of less than $0.1 million and a net gain of $0.5 million, respectively. The fair value of the deferred compensation plan investments were $6.4 million and $4.9 million at December 26, 2012 and December 28, 2011, respectively.

Deferred Financing Costs. Costs related to the issuance of debt are deferred and amortized as a component of interest expense using the effective interest method over the terms of the respective debt issuances.

Cash Overdrafts. We have included in accounts payable in our Consolidated Balance Sheets cash overdrafts totaling $6.3 million and $7.8 million at December 26, 2012 and December 28, 2011, respectively. Changes in such amounts are reflected in cash flows from financing activities in the Consolidated Statements of Cash Flows.

Self-insurance liabilities. We record liabilities for insurance claims during periods in which we have been insured under large deductible programs or have been self-insured for our medical and dental claims and workers' compensation, general/product and automobile insurance liabilities. Maximum self-insured retention levels, including defense costs per occurrence, range from $0.5 million to $1.0 million per individual claim for workers' compensation and for general/product and automobile liability. The liabilities for prior and current estimated incurred losses are discounted to their present value based on expected loss payment patterns determined by independent actuaries using our actual historical payments.

Total discounted insurance liabilities at December 26, 2012 and December 28, 2011 were $23.2 million reflecting a 1.0% discount rate and $24.6 million reflecting a 1.5% discount rate, respectively. The related undiscounted amounts at such dates were $23.8 million and $25.6 million, respectively.

Income Taxes. We account for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. We record a valuation allowance to reduce our net deferred tax assets to the amount that is more likely than not to be realized. Interest and penalties accrued in relation to unrecognized tax benefits are recognized in income tax expense.

Leases and Subleases. Our policy requires the use of a consistent lease term for (i) calculating the maximum depreciation period for related buildings and leasehold improvements; (ii) classifying the lease; and (iii) computing periodic rent expense increases where the lease terms include escalations in rent over the lease term. The lease term commences on the date we gain access to and control over the leased property. We account for rent escalations in leases on a straight-line basis over the expected lease term. Any rent holidays after lease commencement are recognized on a straight-line basis over the expected lease term, which includes the rent holiday period. Leasehold improvements that have been funded by lessors have historically been insignificant. Any leasehold improvements we make that are funded by lessor incentives or allowances under operating leases are recorded as leasehold improvement assets and amortized over the expected lease term. Such incentives are also recorded as deferred rent and amortized as reductions to lease expense over the expected lease term. We record contingent rent expense based on estimated sales for respective restaurants over the contingency period. Contingent rental income is recognized when earned.

Fair Value Measurements. The carrying amounts of cash and cash equivalents, investments, accounts receivables, accounts payable and accrued expenses are deemed to approximate fair value due to the immediate or short-term maturity of these instruments. The fair value of notes receivable approximates the carrying value after consideration of recorded allowances. The fair value of our debt is based on market quotations for the same or similar debt issues or the estimated borrowing rates available to us. The difference between the estimated fair value of long-term debt compared with its historical cost reported in our Consolidated Financial Statements relates to the market quotations for our senior secured term loan. See Note 10.

Derivative Instruments. From time to time, we may utilize derivative financial instruments to manage our exposure to interest rate risk and commodity risk in relation to natural gas costs. We do not enter into derivative instruments for trading or speculative purposes. All derivatives are recognized on the consolidated balance sheets at fair value based upon quoted market prices. Changes in the fair values of derivatives are recorded in earnings or other comprehensive income, based on whether the instrument is designated as a hedge transaction. Gains or losses on derivative instruments reported in other comprehensive income are classified to earnings in the period the hedged item affects earnings. If the underlying hedge transaction ceases to exist, any associated amounts reported in other comprehensive income are reclassified to earnings at that time. Any ineffectiveness is recognized in earnings in the current period.

Contingencies and Litigation. We are subject to legal proceedings involving ordinary and routine claims incidental to our business, as well as legal proceedings that are nonroutine and include compensatory or punitive damage claims. Our ultimate legal and financial liability with respect to such matters cannot be estimated with certainty and requires the use of estimates in recording liabilities for potential litigation settlements. When the reasonable estimate is a range, the recorded loss will be the best estimate within the range. We record legal settlement costs as other operating expenses in our Consolidated Statements of Income as those costs are incurred.

Comprehensive Income. Comprehensive income includes net income and other comprehensive income items that are excluded from net income under U.S. generally accepted accounting principles. Other comprehensive income items include additional minimum pension liability adjustments and the effective unrealized portion of changes in the fair value of cash flow hedges.

Segment. Denny's operates in only one segment. All significant revenues and pre-tax earnings relate to retail sales of food and beverages to the general public through either company or franchised restaurants.

Company Restaurant Sales. Company restaurant sales are recognized when food and beverage products are sold at company restaurants. We present company restaurant sales net of sales taxes.

Gift cards. We sell gift cards which have no stated expiration dates. We recognize revenue from gift cards when the gift card is redeemed by the customer or when we determine the likelihood of redemption is remote (gift card breakage). Breakage is based on our company-specific historical redemption patterns. We recognized $0.3 million and $0.3 million in breakage on gift cards for the years ended December 26, 2012 and December 28, 2011, respectively. We believe that the amounts recognized for breakage have been and will continue to be insignificant.

Franchise and License Fees. We recognize initial franchise and license fees when all of the material obligations have been performed and conditions have been satisfied, typically when operations of a new franchised restaurant have commenced. During 2012, 2011 and 2010, we recorded initial fees of $3.0 million, $3.1 million and $6.6 million, respectively, as a component of franchise and license revenue in our Consolidated Statements of Income. At December 26, 2012 and December 28, 2011, deferred fees were $1.2 million and $1.1 million, respectively, and are included in other accrued liabilities in the accompanying Consolidated Balance Sheets. Continuing fees, such as royalties and rents, are recorded as income on a monthly basis. Our ten largest franchisees accounted for 32%, 34% and 33% of our franchise revenues for 2012, 2011 and 2010, respectively.

Advertising Costs. We expense production costs for radio and television advertising in the year in which the commercials are initially aired. Advertising expense for 2012, 2011 and 2010 was $13.4 million, $16.1 million and $17.4 million, respectively, net of contributions from franchisees of $65.1 million, $60.5 million and $52.1 million, respectively. Advertising costs are recorded as a component of other operating expenses in our Consolidated Statements of Income.

Restructuring and exit costs. Restructuring and exit costs consist primarily of the costs of future obligations related to closed restaurants, severance and other restructuring charges for terminated employees, and are included as a component of operating (gains), losses and other charges, net in our Consolidated Statements of Income.

Discounted liabilities for future lease costs and the fair value of related subleases of closed restaurants are recorded when the restaurants are closed. All other costs related to closed restaurants are expensed as incurred. In assessing the discounted liabilities for future costs of obligations related to closed restaurants, we make assumptions regarding amounts of future subleases. If these assumptions or their related estimates change in the future, we may be required to record additional exit costs or reduce exit costs previously recorded. Exit costs recorded for each of the periods presented include the effect of such changes in estimates.

We evaluate store closures for potential disclosure as discontinued operations based on an assessment of several quantitative and qualitative factors, including the nature of the closure, revenue migration to other company and franchised stores and planned market development in the vicinity of the disposed store.

Impairment of Long-lived Assets. We evaluate our long-lived assets for impairment at the restaurant level on a quarterly basis, when assets are identified as held for sale or whenever changes or events indicate that the carrying value may not be recoverable. We assess impairment of restaurant-level assets based on the operating cash flows of the restaurant, expected proceeds from the sale of assets and our plans for restaurant closings. Generally, all restaurants with negative cash flows from operations for the most recent twelve months at each quarter end are included in our assessment. In performing our assessment, we make assumptions regarding estimated future cash flows, including estimated proceeds from similar asset sales, and other factors to determine both the recoverability and the estimated fair value of the respective assets. If the long-lived assets of a restaurant are not recoverable based upon estimated future, undiscounted cash flows, we write the assets down to their fair value. If these estimates or their related assumptions change in the future, we may be required to record additional impairment charges. These charges are included as a component of operating (gains), losses and other charges, net in our Consolidated Statements of Income.

Gains on Sales of Restaurants Operations to Franchisees, Real Estate and Other Assets. Generally, gains on sales of restaurant operations to franchisees (which may include real estate), real estate properties and other assets are recognized when the sales are consummated and certain other gain recognition criteria are met. Total gains are included as a component of operating (gains), losses and other charges, net in our Consolidated Statements of Income.

Share-Based Compensation. Share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the requisite service period. We estimate potential forfeitures of share-based awards and adjust the forfeiture rate over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Share-based compensation expense is included as a component of general and administrative expenses in our Consolidated Statements of Income. Any benefit of tax deductions in excess of recognized compensation cost is reported as a financing activity on our Consolidated Statements of Cash Flows.

There were no stock options granted during 2012. The fair value of the stock options granted during 2011 and 2010 was estimated at the date of grant using the Black-Scholes option pricing model. We used the following weighted-average assumptions for the grants:

	Fiscal Year Ended	
	December 28, 2011	**December 29, 2010**
Dividend yield	0.0%	0.0%
Expected volatility	60.3%	60.3%
Risk-free interest rate	2.0%	2.2%
Weighted-average expected term	4.7 years	4.7 years

The dividend yield assumption was based on our dividend payment history and expectations of future dividend payments. The expected volatility was based on the historical volatility of our stock for a period approximating the expected life of the options granted. The risk-free interest rate was based on published U.S. Treasury spot rates in effect at the time of grant with terms approximating the expected life of the option. The weighted-average expected term of the options represents the period of time the options are expected to be outstanding based on historical trends.

Compensation expense for options is recognized on a straight-line basis over the requisite service period for the entire award. Generally, compensation expense related to restricted stock units, performance shares, performance units and board deferred stock units is based on the number of shares and units expected to vest, the period over which they are expected to vest and the fair market value of the common stock on the date of the grant. For restricted stock units and performance shares that contain a market condition, compensation expense is based on the Monte Carlo valuation method, which utilizes multiple input variables to determine the probability of the Company achieving the market condition and the fair value of the award. The amount of certain cash-settled awards is determined based on the date of payment. Therefore, compensation expense related to these cash-settled awards is adjusted to fair value at each balance sheet date.

Subsequent to the vesting period, earned stock-settled restricted stock units and performance shares (both of which are equity classified) are paid to the holder in shares of common stock, and the cash-settled restricted stock units and performance units (both of which are liability classified) are paid to the holder in cash, provided the holder is then still employed with Denny's or an affiliate.

Earnings Per Share. Basic earnings per share is calculated by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing net income by the weighted-average number of common shares and potential common shares outstanding during the period.

Newly Adopted Accounting Standards.

<u>*Fair Value*</u>

ASU No. 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs"

Effective December 29, 2011, we adopted ASU 2011-04, which provides a consistent definition of fair value and ensures that the fair value measurement and disclosure requirements are similar between U.S. GAAP and IFRS. The amended guidance changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. The adoption did not have a material impact on the disclosures included in our Consolidated Financial Statements.

<u>*Comprehensive Income*</u>

ASU No. 2011-05, "Comprehensive Income (Topic 220): Presentation of Comprehensive Income"

Effective December 29, 2011, we adopted ASU 2011-05, which amends existing guidance to allow only two options for presenting the components of net income and other comprehensive income: (1) in a single continuous statement of comprehensive income or (2) in two separate but consecutive financial statements consisting of an income statement followed by a statement of other comprehensive income. ASU No. 2011-05 requires retrospective application. The adoption concerns presentation and disclosure only and did not have an impact on our financial position or results of operations.

ASU No. 2011-12, "Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05"

Effective December 29, 2011, we adopted ASU 2011-12, which effectively defers the changes in ASU 2011-05 that relate to the presentation of reclassification out of accumulated other comprehensive income. All other requirements of ASU 2011-05 are not affected by this update. The adoption did not have a material impact on our Consolidated Financial Statements.

<u>*Goodwill*</u>

ASU No. 2011-08, "Intangibles-Goodwill and Other (Topic 350): Testing Goodwill for Impairment"

Effective December 29, 2011, we adopted ASU 2011-08, which modifies the impairment test for goodwill. Under the new guidance, an entity is permitted to make a qualitative assessment of whether it is more likely than not that the reporting unit's fair value is less than the carrying value before applying the two-step goodwill impairment model that is currently in place. If it is determined through the qualitative assessment that a reporting unit's fair value is more likely than not greater than its carrying value, the remaining impairment steps would be unnecessary. The qualitative assessment is optional, allowing companies to go directly to the quantitative assessment. We did not elect to use the qualitative assessment option for our current year goodwill impairment test.

Accounting Standards to be Adopted.

<u>*Intangibles*</u>

ASU No. 2012-02, "Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment"

In July 2012, the FASB issued ASU 2012-02, which modifies the impairment test for indefinite-lived intangible assets. Under the new guidance, an entity is permitted to make a qualitative assessment of whether it is more likely than not that the indefinite-lived intangible asset is impaired. If it is determined through the qualitative assessment that the indefinite-lived intangible asset's fair value is more likely than not greater than its carrying value, the quantitative impairment calculations would be unnecessary. The qualitative assessment is optional, allowing companies to go directly to the quantitative assessment. The guidance is effective for impairment tests for fiscal years beginning after September 15, 2012 (our fiscal 2013). We do not believe the adoption of this guidance will have a material impact on our Consolidated Financial Statements.

Note 3. Receivables

Receivables, net were comprised of the following:

	December 26, 2012	December 28, 2011
	(In thousands)	
Current assets:		
Receivables:		
Trade accounts receivable from franchisees	$ 10,212	$ 9,452
Notes receivable from franchisees and third parties	4,310	992
Vendor receivables	2,529	2,311
Credit card receivables	1,384	1,137
Other	1,524	1,087
Allowance for doubtful accounts	(12)	(8)
	$ 19,947	$ 14,971
Noncurrent assets (included as a component of other noncurrent assets):		
Notes receivable from franchisees	$ 1,002	$ 560

We recorded provisions for credit losses of less than $0.1 million for both the years ended December 26, 2012 and December 28, 2011, respectively.

We recognized interest income on notes receivable from franchisees of $0.1 million, $0.2 million and $0.3 million for the years ended December 26, 2012, December 28, 2011 and December 29, 2010, respectively, which is included as a component of interest expense, net on our Consolidated Statements of Income.

Note 4. Assets Held for Sale

There were no assets held for sale as of December 26, 2012. Assets held for sale of $2.4 million as of December 28, 2011 consisted of restaurants to be sold to franchisees. As a result of classifying certain assets as held for sale, we recognized impairment charges of $2.6 million, $0.8 million and $0.1 million for the years ended December 26, 2012, December 28, 2011 and December 29, 2010, respectively. This expense is included as a component of operating (gains), losses and other charges, net in our Consolidated Statements of Income.

Note 5. Property, Net

Property, net consisted of the following:

	December 26, 2012	December 28, 2011
	(In thousands)	
Land	$ 26,622	$ 27,144
Buildings and leasehold improvements	228,132	214,283
Other property and equipment	73,851	81,030
Total property owned	328,605	322,457
Less accumulated depreciation	234,046	223,010
Property owned, net	94,559	99,447
Buildings, vehicles, and other equipment held under capital leases	28,572	31,417
Less accumulated amortization	16,127	18,092
Property held under capital leases, net	12,445	13,325
Total property, net	$ 107,004	$ 112,772

The following table reflects the property assets, included in the table above, which were leased to franchisees:

	December 26, 2012	December 28, 2011
	(In thousands)	
Land	$ 14,377	$ 12,219
Buildings and leasehold improvements	66,207	36,239
Total property owned, leased to franchisees	80,584	48,458
Less accumulated depreciation	55,647	33,064
Property owned, leased to franchisees, net	24,937	15,394
Buildings held under capital leases, leased to franchisees	13,834	16,224
Less accumulated amortization	9,627	11,204
Property held under capital leases, leased to franchisees, net	4,207	5,020
Total property leased to franchisees, net	$ 29,144	$ 20,414

Depreciation expense, including amortization of property under capital leases, for 2012, 2011 and 2010 was $19.1 million, $23.7 million and $24.5 million, respectively. Substantially all owned property is pledged as collateral for our Credit Facility. See Note 11.

Note 6. Goodwill and Other Intangible Assets

The following table reflects the changes in carrying amounts of goodwill:

	December 26, 2012	December 28, 2011
	(In thousands)	
Balance, beginning of year	$ 30,764	$ 31,308
Addition related to acquisition of restaurant unit	1,022	—
Write-offs and reclassifications associated with sale of restaurants	(356)	(544)
Balance, end of year	$ 31,430	$ 30,764

Goodwill and intangible assets were comprised of the following:

	December 26, 2012		December 28, 2011	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(In thousands)			
Goodwill	$ 31,430	$ —	$ 30,764	$ —
Intangible assets with indefinite lives:				
Trade names	$ 44,050	$ —	$ 44,046	$ —
Liquor licenses	156	—	164	—
Intangible assets with definite lives:				
Franchise and license agreements	37,524	32,863	42,778	36,132
Foreign license agreements	241	188	241	176
Intangible assets	$ 81,971	$ 33,051	$ 87,229	$ 36,308

The $5.3 million decrease in franchise and license agreements primarily resulted from the removal of fully amortized agreements. The amortization expense for definite-lived intangibles and other assets for 2012, 2011 and 2010 was $3.2 million, $4.2 million and $5.1 million, respectively.

Estimated amortization expense for intangible assets with definite lives in the next five years is as follows:

	(In thousands)
2013	$ 1,981
2014	1,426
2015	862
2016	315
2017	83

We performed an annual impairment test as of December 26, 2012 and determined that none of the recorded goodwill or other intangible assets with indefinite lives were impaired.

Note 7. Other Current Liabilities

Other current liabilities consisted of the following:

	December 26, 2012	December 28, 2011
	(In thousands)	
Accrued salaries and vacation	$ 20,642	$ 17,804
Accrued insurance, primarily current portion of liability for insurance claims	7,122	8,168
Accrued taxes	6,157	6,904
Accrued interest	388	1,113
Restructuring charges and exit costs	1,829	1,151
Accrued advertising	5,728	6,552
Other	12,816	12,597
Other current liabilities	54,682	54,289

Note 8. Operating (Gains), Losses and Other Charges, Net

Operating (gains), losses and other charges, net were comprised of the following:

	Fiscal Year Ended		
	December 26, 2012	December 28, 2011	December 29, 2010
	(In thousands)		
Gains on sales of assets and other, net	$ (7,090)	$ (3,187)	$ (9,481)
Restructuring charges and exit costs	3,912	1,234	4,162
Impairment charges	3,660	4,055	375
Operating (gains), losses and other charges, net	$ 482	$ 2,102	$ (4,944)

Restructuring Charges and Exit Costs

Restructuring charges and exit costs were comprised of the following:

	Fiscal Year Ended		
	December 26, 2012	December 28, 2011	December 29, 2010
		(In thousands)	
Exit costs	$ 1,926	$ 848	$ 1,247
Severance and other restructuring charges	1,986	386	2,915
Total restructuring charges and exit costs	$ 3,912	$ 1,234	$ 4,162

Severance and other restructuring charges of $2.0 million for 2012 includes charges related to the departure of the Company's former Chief Operating Officer. Severance and other restructuring charges of $2.9 million for 2010 resulted primarily from severance costs related to the departure of our former Chief Executive Officer.

The components of the change in accrued exit cost liabilities were as follows:

	December 26, 2012	December 28, 2011
	(In thousands)	
Balance, beginning of year	$ 3,863	$ 4,948
Exit costs (1)	1,926	848
Payments, net of sublease receipts	(2,227)	(2,200)
Reclassification of certain lease liabilities, net	171	(166)
Interest accretion	328	433
Balance, end of year	4,061	3,863
Less current portion included in other current liabilities	1,361	1,116
Long-term portion included in other noncurrent liabilities	$ 2,700	$ 2,747

(1) Included as a component of operating (gains), losses and other charges, net.

Estimated cash payments related to exit cost liabilities in the next five years are as follows:

	(In thousands)
2013	$ 1,551
2014	1,070
2015	380
2016	321
2017	323
Thereafter	1,325
Total	4,970
Less imputed interest	909
Present value of exit cost liabilities	$ 4,061

The present value of exit cost liabilities is net of $1.8 million of existing sublease arrangements and $3.3 million related to properties for which we expect to enter into sublease agreements in the future. See Note 9 for a schedule of future minimum lease commitments and amounts to be received as lessor or sub-lessor for both open and closed restaurants.

As of December 26, 2012 and December 28, 2011, we had accrued severance and other restructuring charges of $0.5 million and less than $0.1 million, respectively. The balance as of December 26, 2012 is expected to be paid during 2013.

Impairment charges of $3.7 million for the year ended December 26, 2012 resulted primarily from the impairment of seven restaurants identified as held for sale and the impairment of an underperforming unit.

Note 9. Leases

Our operations utilize property, facilities and equipment leased from others. Buildings and facilities are primarily used for restaurants and support facilities. Many of our restaurants are operated under lease arrangements which generally provide for a fixed basic rent, and, in many instances, contingent rent based on a percentage of gross revenues. Initial terms of land and restaurant building leases generally range from 10 to 15 years, exclusive of options to renew, which are typically for five year periods. Leases of other equipment consist primarily of restaurant equipment, computer systems and vehicles.

Minimum future lease commitments and amounts to be received as lessor or sublessor under non-cancelable leases, including leases for both open and closed restaurants, at December 26, 2012 were as follows:

	Commitments		Lease Receipts
	Capital	Operating	Operating
		(In thousands)	
2013	$ 7,364	$ 36,420	$ 36,563
2014	6,243	34,081	34,586
2015	4,578	29,432	31,244
2016	3,470	26,578	29,271
2017	2,909	23,936	27,260
Thereafter	9,662	98,768	142,203
Total	34,226	$ 249,215	$ 301,127
Less imputed interest	14,092		
Present value of capital lease obligations	$ 20,134		

Rent expense is a component of both occupancy expense and costs of franchise and license revenue in our Consolidated Statements of Income. Lease and sublease rental income is a component of franchise and license revenue in our Consolidated Statements of Income. Net rental expense was comprised of the following:

	Fiscal Year Ended		
	December 26, 2012	December 28, 2011	December 29, 2010
		(In thousands)	
Rental expense:			
Base rents	$ 38,326	$ 40,278	$ 42,575
Contingent rents	5,762	5,575	4,374
Total rental expense	$ 44,088	$ 45,853	$ 46,949
Rental income:			
Base rents	$ 37,363	$ 35,337	$ 35,882
Contingent rents	3,871	2,812	2,660
Total rental income	$ 41,234	$ 38,149	$ 38,542
Net rental expense:			
Base rents	$ 963	$ 4,941	$ 6,693
Contingent rents	1,891	2,763	1,714
Net rental expense	$ 2,854	$ 7,704	$ 8,407

Note 10. **Fair Value of Financial Instruments**

Fair Value of Assets and Liabilities Measured on a Recurring and Nonrecurring Basis

Financial assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements as of December 26, 2012				
	Total	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Valuation Technique
	(In thousands)				
Deferred compensation plan investments	$ 6,371	$ 6,371	$ —	$ —	market approach
Interest rate caps	$ 8	$ —	$ 8	$ —	income approach
Total	$ 6,379	$ 6,371	$ 8	$ —	

	Fair Value Measurements as of December 28, 2011				
	Total	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Valuation Technique
	(In thousands)				
Deferred compensation plan investments	$ 4,935	$ 4,935	$ —	$ —	market approach
Total	$ 4,935	$ 4,935	$ —	$ —	

In addition to the financial assets and liabilities that are measured at fair value on a recurring basis, we measure certain assets and liabilities at fair value on a nonrecurring basis. As of December 26, 2012 and December 28, 2011, impaired assets related to underperforming restaurants were written down to a fair value of $0.2 million and $0.0 million, respectively, based on the income approach.

Disclosures of Fair Value of Other Assets and Liabilities

The liabilities under our credit facility and capital leases are carried at historical cost in our Consolidated Balance Sheets. As of December 26, 2012, the estimated fair values of our senior secured term loan and capital lease obligations approximated their carrying values. As of December 28, 2011, the estimated fair value of our senior secured term loan and capital lease obligations was $220.1 million, as compared with the book value of $220.6 million. The difference relates to market quotations for our senior secured term loan.

Note 11. Long-Term Debt

Long-term debt consisted of the following:

	December 26, 2012	December 28, 2011
	(In thousands)	
Term loans due April 12, 2017	$ 170,000	$ —
Term loans due September 30, 2016	—	198,000
Other note payable, maturing 1/1/2013, payable in monthly installments with an interest rate of 9.17%	—	99
Capital lease obligations	20,134	22,457
Total long-term debt	190,134	220,556
Unamortized discount	—	(2,251)
Total long-term debt, net	190,134	218,305
Less current maturities and mandatory prepayments	12,681	6,971
Noncurrent portion of long-term debt	$ 177,453	$ 211,334

Aggregate annual maturities of long-term debt, excluding capital lease obligations (see Note 9), at December 26, 2012 are as follows:

	(In thousands)
2013	$ 8,500
2014	23,750
2015	14,250
2016	19,000
2017 and thereafter	104,500
Total long-term debt, excluding capital lease obligations	$ 170,000

The differences in the annual maturities for 2014 and 2015 result from the payment falling due during the 53rd week of fiscal 2014.

On April 12, 2012, Denny's Corporation and certain of its subsidiaries refinanced our credit facility (the "Old Credit Facility") and entered into a new five-year senior secured credit agreement in an aggregate principal of $250 million (the "New Credit Facility"). The New Credit Facility is comprised of a $190 million senior secured term loan and a $60 million senior secured revolver (with a $30 million letter of credit sublimit). A commitment fee of 50 basis points was initially paid on the unused portion of the revolving credit facility. Borrowings for the term loan bear a tiered interest rate based on the company's consolidated leverage ratio and was initially set at LIBOR plus 300 basis points. The New Credit Facility does not contain an interest rate floor for either the term loan or the revolver. It includes an accordion feature that would allow us to increase the size of the facility to $300 million. The maturity date for the New Credit Facility is April 12, 2017.

The New Credit Facility was used to refinance the Old Credit Facility and is available for working capital, capital expenditures and other general corporate purposes. The New Credit Facility is guaranteed by Denny's Corporation and its material subsidiaries and is secured by substantially all of the assets of Denny's Corporation and its subsidiaries, including the stock of the company's subsidiaries. It includes negative covenants that are usual for facilities and transactions of this type. The New Credit Facility also includes certain financial covenants with respect to a maximum consolidated leverage ratio, a minimum consolidated fixed charged coverage ratio and maximum capital expenditures.

The term loan under the New Credit Facility amortizes $19.0 million annually, payable in quarterly installments, with all remaining amounts due on the maturity date. We will be required to make certain mandatory prepayments under certain circumstances and will have the option to make certain prepayments under the New Credit Facility. The optional prepayments can be applied against future amortization. The New Credit Facility includes events of default (and related remedies, including acceleration and increased interest rates following an event of default) that are usual for facilities and transactions of this type.

On April 13, 2012, we entered into interest rate hedges that cap the LIBOR rate on borrowings for the term loan under the New Credit Facility during the first two years of the term loan. The 200 basis point LIBOR cap applies to $150 million of term loan borrowings during the first year and $125 million of term loan borrowings during the second year.

As a result of the debt refinancing, we recorded $7.9 million of losses on early extinguishment of debt, consisting of $1.2 million of transaction costs, $4.7 million from the write-off of deferred financing costs and $2.0 million from the write-off of an original issue discount ("OID") related to the Old Credit Facility. These losses are included as a component of other nonoperating expense in the Consolidated Statements of Income.

As of December 26, 2012, we had outstanding term loan borrowings under the New Credit Facility of $170.0 million and outstanding letters of credit under the revolving letter of credit facility of $25.2 million. There were no revolving loans outstanding at December 26, 2012. These balances resulted in availability of $34.8 million under the revolving facility. The weighted-average interest rate under the term loan was 2.97% and 5.25%, as of December 26, 2012 and December 28, 2011.

In March 2012, prior to the April 12, 2012 refinancing, we paid $8.0 million (consisting of $7.4 million of prepayments and $0.6 million of scheduled payments) on the term loan under the Old Credit Facility. As a result of these prepayments, during the year ended December 26, 2012, we recorded $0.2 million of losses on early extinguishment of debt resulting from the write-off of $0.1 million in deferred financing costs and $0.1 million in OID related to the Old Credit Facility. These losses are included as a component of other nonoperating expense in our Consolidated Statements of Income.

Subsequent to the April 12, 2012 refinancing, we paid $20.0 million (consisting of $5.8 million of prepayments and $14.3 million of scheduled payments, including the $4.7 million payment due December 31, 2012, subsequent to our fiscal year-end) on the term loan under the New Credit Facility. In accordance with the debt covenants, the reduction in term loan debt resulted in a decrease in the interest rate and the commitment fee rate. The interest rate is currently set at LIBOR plus 275 basis points and the commitment fee was reduced to 37.5 basis points.

Note 12. Employee Benefit Plans

We maintain several defined benefit plans which cover a substantial number of employees. Benefits are based upon each employee's years of service and average salary. Our funding policy is based on the minimum amount required under the Employee Retirement Income Security Act of 1974. Our pension plan was closed to new participants as of December 31, 1999. Benefits ceased to accrue for pension plan participants as of December 31, 2004. We also maintain defined contribution plans.

Defined Benefit Plans

The obligations and funded status for our pension plan and other defined benefit plans were as follows:

	Pension Plan		Other Defined Benefit Plans	
	December 26, 2012	December 28, 2011	December 26, 2012	December 28, 2011
	(In thousands)			
Change in Benefit Obligation:				
Benefit obligation at beginning of year	$ 70,468	$ 63,125	$ 2,689	$ 2,493
Service cost	380	335	—	—
Interest cost	3,200	3,364	116	127
Actuarial losses	4,575	7,160	227	264
Benefits paid	(4,697)	(3,516)	(195)	(195)
Benefit obligation at end of year	$ 73,926	$ 70,468	$ 2,837	$ 2,689
Accumulated benefit obligation	$ 73,926	$ 70,468	$ 2,837	$ 2,689
Change in Plan Assets:				
Fair value of plan assets at beginning of year	$ 53,270	$ 53,580	$ —	$ —
Actual return on plan assets	6,666	1,341	—	—
Employer contributions	2,767	1,865	195	195
Benefits paid	(4,697)	(3,516)	(195)	(195)
Fair value of plan assets at end of year	$ 58,006	$ 53,270	$ —	$ —
Funded status	$ (15,920)	$ (17,198)	$ (2,837)	$ (2,689)

The amounts recognized in the Consolidated Balance Sheets were as follows:

	Pension Plan		Other Defined Benefit Plans	
	December 26, 2012	December 28, 2011	December 26, 2012	December 28, 2011
	(In thousands)			
Other current liabilities	$ —	$ —	$ (341)	$ (338)
Other noncurrent liabilities and deferred credits	(15,920)	(17,198)	(2,496)	(2,351)
Net amount recognized	$ (15,920)	$ (17,198)	$ (2,837)	$ (2,689)

The amounts recognized in accumulated other comprehensive income, that have not yet been recognized as a component of net periodic benefit cost, were as follows:

	Pension Plan		Other Defined Benefit Plans	
	December 26, 2012	December 28, 2011	December 26, 2012	December 28, 2011
	(In thousands)			
Unamortized actuarial losses, net	$ (27,798)	(27,596)	(1,007)	(832)

During fiscal 2013, $1.7 million and less than $0.1 million of accumulated other comprehensive income will be recognized related to the pension plan and other defined benefit plans, respectively.

The components of the change in unamortized actuarial losses, net, included in accumulated other comprehensive loss were as follows:

	Fiscal Year Ended	
	December 26, 2012	December 28, 2011
	(In thousands)	
Pension Plan:		
Balance, beginning of year	$ (27,596)	$ (18,599)
Benefit obligation actuarial loss	(4,575)	(7,160)
Net gain (loss)	2,610	(2,841)
Amortization of net loss	1,763	1,004
Balance, end of year	$ (27,798)	$ (27,596)
Other Defined Benefit Plans:		
Balance, beginning of year	$ (832)	$ (600)
Benefit obligation actuarial loss	(227)	(264)
Amortization of net loss	52	32
Balance, end of year	$ (1,007)	$ (832)

Minimum pension liability adjustments, net of tax for 2012, 2011 and 2010 were additions of $0.2 million, $5.6 million and $1.2 million, respectively.

Total minimum pension liability adjustments of $25.0 million (net of tax of $3.8 million) and $24.8 million (net of tax of $3.6 million) are included as a component of accumulated other comprehensive loss, net in our Consolidated Statement of Shareholders' Deficit for the years ended December 26, 2012 and December 28, 2011, respectively.

The components of net periodic benefit cost were as follows:

		Fiscal Year Ended	
	December 26, 2012	December 28, 2011	December 29, 2010
		(In thousands)	
Pension Plan:			
Service cost	$ 380	$ 335	$ 375
Interest cost	3,200	3,364	3,431
Expected return on plan assets	(4,057)	(4,182)	(3,928)
Amortization of net loss	1,763	1,004	915
Net periodic benefit cost	$ 1,286	$ 521	$ 793
Other comprehensive loss	$ 202	$ 8,997	$ 1,050
Other Defined Benefit Plans:			
Interest cost	$ 116	$ 127	$ 138
Amortization of net loss	52	32	22
Net periodic benefit cost	$ 168	$ 159	$ 160
Other comprehensive loss	$ 175	$ 232	$ 103

Net pension and other defined benefit plan costs (including premiums paid to the Pension Benefit Guaranty Corporation) for 2012, 2011 and 2010 were $1.5 million, $0.7 million and $1.0 million, respectively.

Assumptions

Because our pension plan was closed to new participants as of December 31, 1999 and benefits ceased to accrue for Pension Plan participants as of December 31, 2004, an assumed rate of increase in compensation levels was not applicable for 2012, 2011 or 2010. Weighted-average assumptions used to determine benefit obligations were as follows:

	December 26, 2012	December 28, 2011
Discount rate	4.18%	4.59%
Measurement date	12/26/2012	12/28/2011

Weighted-average assumptions used to determine net periodic pension cost were as follows:

	December 26, 2012	December 28, 2011	December 29, 2010
Discount rate	4.59%	5.42%	5.99%
Rate of increase in compensation levels	N/A	N/A	N/A
Expected long-term rate of return on assets	7.75%	8.00%	8.00%
Measurement date	12/26/2012	12/28/2011	12/29/2010

In determining the expected long-term rate of return on assets, we evaluated our asset class return expectations, as well as long-term historical asset class returns. Projected returns are based on broad equity and bond indices. Additionally, we considered our historical compounded returns, which have been in excess of our forward-looking return expectations. In determining the discount rate, we have considered long-term bond indices of bonds having similar timing and amounts of cash flows as our estimated defined benefit payments. We use a yield curve based on high quality, long-term corporate bonds to calculate the single equivalent discount rate that results in the same present value as the sum of each of the plan's estimated benefit payments discounted at their respective spot rates.

Plan Assets

The investment policy of our pension plan is based on an evaluation of our ability and willingness to assume investment risk in light of the financial and benefit-related goals objectives deemed to be prudent by the fiduciaries of our pension plan assets. These objectives include, but are not limited to, earning a rate of return over time to satisfy the benefit obligation, managing funded status volatility, and maintaining sufficient liquidity. As of December 26, 2012, the strategic target asset allocation is 60% equity securities (diversified between domestic and international holdings) and 40% fixed income securities (diversified between corporate and government holdings and generally long duration).

We review the strategic asset allocation periodically to determine the appropriate balance between cost and risk, taking into account the regulatory funding requirements and the nature of our pension plan's liabilities. We monitor the competitive performance versus market benchmarks and rebalance to target allocations if necessary on a quarterly basis.

The fair values of our pension plan assets were as follows:

	Fair Value Measurements as of December 26, 2012			
Asset Category	Total	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In thousands)			
Cash equivalents	$ 873	$ 873	$ —	$ —
Equity securities:				
U.S. large-cap (a)	15,569	15,569	—	—
U.S. mid-cap (b)	4,702	4,702	—	—
U.S. small-cap (c)	1,157	1,157	—	—
International large-cap	9,292	9,292	—	—
Fixed income securities:				
U.S. Treasuries	2,582	2,582	—	—
Corporate bonds (d)	20,179	20,179	—	—
Other types of investments:				
Commingled funds (e)	3,652	—	3,652	—
Total	$ 58,006	$ 54,354	$ 3,652	$ —

(a) The majority of this category represents a fund with the objective of approximating the return of the S&P 500 Index. The remaining securities include both a large-value fund and a large-growth fund investing in diverse industries.
(b) This category includes both a mid-growth fund with the objective of outperforming the Russell Mid Cap Growth Index and a mid-value fund investing in diverse industries.
(c) This category includes both a small-value fund and a small-growth fund investing in diverse industries.
(d) This category includes intermediate and long-term investment grade bonds from diverse industries.
(e) This category represents a fund of well diversified mutual funds with the objective of providing a low-volatility means to access equity-like returns.

Asset Category	Fair Value Measurements as of December 28, 2011 Total	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In thousands)			
Cash equivalents	$ 611	$ 611	$ —	$ —
Equity securities:				
U.S. large-cap (a)	14,208	14,208	—	—
U.S. mid-cap (b)	4,371	4,371	—	—
U.S. small-cap (c)	1,046	1,046	—	—
International large-cap	8,440	8,440	—	—
Fixed income securities:				
U.S. Treasuries	2,375	2,375	—	—
Corporate bonds (d)	18,849	18,849	—	—
Other types of investments:				
Commingled funds (e)	3,370	—	3,370	—
Total	$ 53,270	$ 49,900	$ 3,370	$ —

(a) The majority of this category represents a fund with the objective of approximating the return of the S&P 500 Index. The remaining securities include both a large-value fund and a large-growth fund investing in diverse industries.
(b) This category includes both a mid-growth fund with the objective of outperforming the Russell Mid Cap Growth Index and a mid-value fund investing in diverse industries.
(c) This category includes both a small-value fund and a small-growth fund investing in diverse industries.
(d) This category includes intermediate and long-term investment grade bonds from diverse industries.
(e) This category represents a fund of well diversified mutual funds with the objective of providing a low-volatility means to access equity-like returns.

Following is a description of the valuation methodologies used for assets measured at fair value.

- Equity Securities and Fixed Income Securities: Valued at the net asset value ("NAV") of shares held by the pension plan at year-end. The NAV is a quoted price in an active market.
- Cash Equivalents and Commingled Funds: Valuation determined by the trustee of the money market funds and commingled funds based on the fair value of the underlying securities within the fund, which represent the NAV, a practical expedient to fair value, of the units held by the pension plan at year-end.

Contributions and Expected Future Benefit Payments

We made contributions of $2.8 million and $1.9 million to our qualified pension plan during the years ended December 26, 2012 and December 28, 2011, respectively. We made contributions of $0.2 million and $0.2 million to our other defined benefit plans during the years ended December 26, 2012 and December 28, 2011. We expect to contribute $2.8 million and $0.3 million to our qualified pension plan and other defined benefit plans, respectively, during 2013. Benefits expected to be paid for each of the next five years and in the aggregate for the five fiscal years from 2018 through 2022 are as follows:

	Pension Plan	Other Defined Benefit Plans
	(In thousands)	
2013	$ 3,489	$ 341
2014	3,442	296
2015	3,377	220
2016	3,357	189
2017	3,381	238
2018 through 2022	19,162	1,073

Defined Contribution Plans

Eligible employees can elect to contribute up to 15% of their compensation to our 401(k) plan. As a result of certain IRS limitations, participation in a non-qualified deferred compensation plan is offered to certain employees. Under this deferred compensation plan, participants are allowed to defer up to 50% of their annual salary and up to 100% of their incentive compensation. Under both plans, we make matching contributions of up to 3% of compensation. Participants in the deferred compensation plan are eligible to participate in the 401(k) plan; however, due to the above referenced IRS limitations, they are not eligible to receive the matching contributions under the 401(k) plan. Under these plans, we made contributions of $1.3 million, $1.3 million and $1.4 million for 2012, 2011 and 2010, respectively.

Note 13. Income Taxes

The provisions for income taxes were as follows:

	Fiscal Year Ended		
	December 26, 2012	December 28, 2011	December 29, 2010
		(In thousands)	
Current:			
Federal	$ 875	$ —	$ —
State, foreign and other	1,148	1,919	1,058
Deferred:			
Federal	9,683	2,879	235
State, foreign and other	1,740	344	88
Provision for income taxes before release of valuation allowance	13,446	5,142	1,381
Release of valuation allowance	(661)	(89,102)	—
Total provision for (benefit from) income taxes	$ 12,785	$ (83,960)	$ 1,381

As of December 29, 2010, we had a full valuation allowance against certain of our deferred tax assets, consisting primarily of net operating loss carryforwards, temporary differences and state and general business credits. Based upon our operating results over recent years, as well as an assessment of our expected future results of operations, during the year ended December 28, 2011, we determined that it is more likely than not that certain of our deferred tax assets will be utilized. As a result, we released the majority of our valuation allowance, recognizing a tax benefit of $89.1 million. The release of our valuation allowance was determined in accordance with the provisions of ASC 740, which require an assessment of both positive and negative evidence when determining whether it is more likely than not that deferred tax assets are recoverable. Of the valuation allowance remaining, approximately $2.0 million, if released, will be credited directly to paid-in capital.

It is more likely than not that we will be able to utilize most of our federal net operating loss and credit carryforwards prior to expiration. In addition, it is more likely than not we will be able to utilize all of our existing temporary differences and a portion of our state tax net operating losses and state tax credit carryforwards prior to their expiration.

The reconciliation of income taxes at the U.S. federal statutory tax rate to our effective tax rate was as follows:

	December 26, 2012	December 28, 2011	December 29, 2010
Statutory provision rate	35%	35 %	35%
State, foreign, and other taxes, net of federal income tax benefit	5	6	3
Wage addback (deductions) on income tax credits earned (expired), net	2	(4)	(9)
Portion of net operating losses, temporary differences and unused income tax credits resulting from the valuation allowance	—	—	(24)
General business credits generated	(7)	(14)	—
Other	3	(4)	1
	38%	19 %	6%
Release of valuation allowance	(2)	(315)	—
Effective tax rate	36%	(296)%	6%

During the years ended December 26, 2012, December 28, 2011 and December 29, 2010, the statutory provision rate included reductions of 2%, 315% and 24%, respectively, principally related to the reversal or change of valuation allowances associated with the utilization of net operating losses, temporary differences and alternative minimum tax credits. Specifically, during 2012, we recorded a benefit of $0.7 million. During 2011, we recorded a benefit of $89.1 million related to the release of the majority of the valuation allowance. During fiscal 2010, we recorded a $1.1 million, or 5%, increase in the valuation allowance related to net operating losses, a $7.2 million, or 30%, reduction in the valuation allowance related to temporary differences and a $0.3 million, or 1%, increase in the valuation allowance related to other items.

Also during 2012, we recorded a $1.7 million out-of-period discrete tax adjustment related to the reversal of a portion of the income tax benefit recorded in fourth quarter of 2011. This out-of-period adjustment was not material to any prior or current year financial statements or on earnings trends. In addition, a $1.6 million tax benefit was recorded in 2012 relating to additional state credits generated during 2012 from prior years' activity.

The following table represents the approximate tax effect of each significant type of temporary difference that resulted in deferred income tax assets or liabilities.

	December 26, 2012	December 28, 2011
	(In thousands)	
Deferred tax assets:		
Self-insurance accruals	$ 9,314	$ 10,048
Capitalized leases	3,023	3,577
Accrued exit cost	2,158	2,260
Fixed assets	10,707	13,508
Pension, other retirement and compensation plans	14,778	17,145
Other accruals	1,050	—
Future deductions on expired wage based credits	—	1,535
Alternative minimum tax credit carryforwards	12,948	12,409
General business credit carryforwards - state and federal	35,105	35,769
Net operating loss carryforwards - state	13,398	24,587
Net operating loss carryforwards - federal	—	5,371
Total deferred tax assets before valuation allowance	102,481	126,209
Less: valuation allowance	(12,860)	(22,700)
Total deferred tax assets	89,621	103,509
Deferred tax liabilities:		
Intangible assets	(23,818)	(24,610)
Deferred finance costs	(220)	(2,583)
Other assets	—	(161)
Total deferred tax liabilities	(24,038)	(27,354)
Net deferred tax asset	$ 65,583	$ 76,155
Net deferred tax assets are classified as follows:		
Current	$ 19,807	$ 15,519
Noncurrent	45,776	60,636
Total	$ 65,583	$ 76,155

At December 26, 2012, we had available, on a consolidated basis, federal general business credit carryforwards of approximately $37.2 million, most of which expire between 2019 and 2032, and alternative minimum tax ("AMT") credit carryforwards of approximately $12.9 million, which never expire. We also had available regular NOL and AMT NOL carryforwards of approximately $0.5 million and $117.0 million, respectively, which expire between 2021 and 2030. Approximately $0.5 million of these net operating loss carryforwards and $3.7 million of general business credit carryforwards are unrecognized in the schedule above and on our Consolidated Balance Sheets as a result of the application of ASC Paragraph 718-740-25-10, which delays their recognition until they reduce taxes payable.

The South Carolina net operating loss carryforwards represent 73% of the total state net operating loss carryforwards.

Prior to 2005, Denny's had ownership changes within the meaning of Section 382 of the Internal Revenue Code. Because of these changes, the amount of our NOL carryforwards along with any other tax carryforward attribute, for periods prior to the dates of change, are limited to an annual amount which may be increased by the amount of our net unrealized built-in gains at the time of any ownership change recognized in that taxable year. Prior to 2011, a valuation allowance was established for a significant portion of these deferred tax assets since it was our position that it was more likely than not the tax benefit would not be realized from these assets. In conjunction with our ongoing review of our actual results and anticipated future earnings, we reassessed the possibility of releasing a portion or all of the valuation allowance currently in place for our deferred tax assets. Based upon this assessment, a release of the valuation allowance was appropriate as of December 28, 2011. It is our position that any pre-2005 credits or net operating loss carryforwards can be utilized due to the total amount of unrealized built-in gains recognized and annual limitation accumulated as of December 26, 2012. The occurrence of an additional ownership change could limit our ability to utilize our current net operating losses and income tax credits generated after 2004.

There were no unrecognized tax benefits as of December 26, 2012, and December 28, 2011. We do not expect the unrecognized tax benefits to increase over the next twelve months. As of and for the years ended December 26, 2012, and December 28, 2011, there were no interest and penalties recognized in our Consolidated Balance Sheets and Consolidated Statements of Income.

We file income tax returns in the U.S. federal jurisdictions and various state jurisdictions. With few exceptions, we are no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2008. We remain subject to examination for U.S. federal taxes for 2010, 2011 and 2012 and in the following major state jurisdictions: California (2008-2012); Florida (2010-2012) and Texas (2008-2012).

Note 14. Share-Based Compensation

Share-Based Compensation Plans

We maintain four share-based compensation plans (the Denny's Corporation 2012 Omnibus Incentive Plan (the "2012 Omnibus Plan"), Denny's Corporation 2008 Omnibus Incentive Plan (the "2008 Omnibus Plan"), the Denny's Corporation Amended and Restated 2004 Omnibus Incentive Plan (the "2004 Omnibus Plan"), and the Denny's, Inc. Omnibus Incentive Compensation Plan for Executives) under which stock options and other awards granted to our employees and directors are outstanding.

The 2012 Omnibus Plan is used to grant share-based compensation to selected employees, officers and directors of Denny's and its affiliates. However, we reserve the right to pay discretionary bonuses, or other types of compensation, outside of these plans. There were originally 4.5 million shares reserved for issuance under the 2012 Omnibus Plan, plus a number of additional shares (not to exceed 1.5 million) underlying awards that were outstanding prior to the adoption of the 2012 Omnibus Plan pursuant to our other plans which thereafter cancel, terminate or expire unexercised for any reason. The 2008 Omnibus Plan and the 2004 Omnibus Plan will no longer be used to grant share-based compensation awards. There were originally 4.5 million shares reserved for issuance under the 2008 Omnibus Plan. There were originally 10.0 million shares reserved for issuance under the 2004 Omnibus Plan. During 2010, we registered 1.5 million shares to be issued outside of these plans pursuant to the grant or exercise of employment inducement awards of stock options and restricted stock units in accordance with NASDAQ Listing Rule 5635(c)(4). During 2011 and 2010, a portion of these shares were used to grant options and restricted stock awards to our new Chief Executive Officer, Chief Operating Officer and Chief Marketing Officer.

The Compensation and Incentives Committee of our Board or Directors, or our Board of Directors as a whole, has sole discretion to determine the terms and conditions of awards granted under such plans. Under the terms of options granted under the above referenced plans, generally, optionees who terminate for any reason other than cause, disability, retirement or death will be allowed 60 days after the termination date to exercise vested options. Vested options are generally exercisable for one year when termination is by a reason of disability, retirement or death. If termination is for cause, no option shall be exercisable after the termination date.

Share-Based Compensation Expense

Total share-based compensation expense included as a component of net income was as follows:

	Fiscal Year Ended		
	December 26, 2012	December 28, 2011	December 29, 2010
	(In thousands)		
Stock options	$ 909	$ 1,069	$ 1,072
Restricted stock units	2,050	2,369	1,451
Board deferred stock units	537	781	317
Total share-based compensation	$ 3,496	$ 4,219	$ 2,840

Stock Options

Options granted to date generally vest evenly over 3 years, have a 10-year contractual life and are issued at the market value at the date of grant.

The following table summarizes information about stock options outstanding and exercisable at December 26, 2012:

	Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value
	(In thousands)			(In thousands)
Outstanding, beginning of year	4,140	$ 3.15		
Granted	—	—		
Exercised	(843)	2.59		
Forfeited	(161)	3.52		
Expired	(37)	4.02		
Outstanding, end of year	3,099	3.28	5.33	$ 4,802
Exercisable, end of year	2,394	3.22	4.59	$ 3,870

The aggregate intrinsic value represents the difference between the market price of our stock on December 26, 2012 and the exercise price, multiplied by the number of options that have an exercise price that is less than the market price of our stock. The aggregate intrinsic value of the options exercised was $1.7 million, $3.6 million and $5.6 million during the years ended December 26, 2012, December 28, 2011 and December 29, 2010, respectively.

There were no options granted during the year ended December 26, 2012. The weighted-average fair value per option of options granted during the years ended December 28, 2011 and December 29, 2010 was $1.98 and $1.31, respectively.

At December 26, 2012 and December 28, 2011, approximately $19.3 million and $17.4 million, respectively, was included as a component of additional paid-in-capital in our Consolidated Balance Sheet related to stock options. As of December 26, 2012, we had approximately $0.6 million of unrecognized compensation cost related to unvested stock option awards granted, which is expected to be recognized over a weighted-average of 0.8 years years.

Restricted Stock Units

We primarily grant restricted stock units containing performance conditions. These conditions are generally based on either the Total Shareholder Return of our stock compared with the returns of a group of peer companies or our stock's achievement of certain stock price thresholds. The following table summarizes information about restricted stock units activity:

	Fiscal Year Ended					
	December 26, 2012		December 28, 2011		December 29, 2010	
	Units	Weighted-Average Grant Date Fair Value	Units	Weighted-Average Grant Date Fair Value	Units	Weighted-Average Grant Date Fair Value
	(In thousands, except per share amounts)					
Outstanding, beginning of year	1,276	$ 3.19	1,450	$ 2.92	2,009	$ 3.47
Granted	397	6.05	416	3.99	619	2.29
Vested	(445)	3.28	(535)	3.07	(908)	3.54
Forfeited	(295)	3.37	(55)	3.42	(270)	3.47
Outstanding, end of year	933	4.30	1,276	3.19	1,450	2.92

In February 2012, we granted approximately 0.4 million performance shares and related performance-based target cash awards of $2.0 million to certain employees. As these awards contain a market condition, a Monte Carlo valuation was used to determine the performance shares' grant date fair value of $6.05 per share and the payout probability of the target cash awards. The awards granted to our named executive officers also contain a performance condition based on certain operating measures for the fiscal year ended December 26, 2012. The performance period is the three year fiscal period beginning December 29, 2011 and ending December 31, 2014. The performance shares and cash awards will vest and be earned (from 0% to 200% of the target award for each such increment) at the end of the performance period based on the Total Shareholder Return of our stock compared with the Total Shareholder Returns of a group of peer companies. As of December 26, 2012, approximately 0.3 million performance shares and performance-based target cash awards of $1.6 million were outstanding under this award.

At December 26, 2012, $0.4 million and $0.9 million of accrued compensation was included as a component of other current liabilities and other noncurrent liabilities in our Consolidated Balance Sheet, respectively, (based on the fair value of the related shares for the liability classified units as of December 26, 2012) and $4.1 million was included as a component of additional paid-in capital in our Consolidated Balance Sheet related to the equity classified restricted stock units. At December 28, 2011, $0.5 million and $0.3 million of accrued compensation was included as a component of other current liabilities and other noncurrent liabilities in our Consolidated Balance Sheet, respectively, (based on the fair value of the related shares for the liability classified units as of December 28, 2011) and $4.5 million was included as a component of additional paid-in-capital in our Consolidated Balance Sheet related to the equity classified restricted stock units.

During the year ended December 26, 2012, we made payments of $1.0 million in cash and issued 0.2 million shares of common stock related to restricted stock unit awards.

As of December 26, 2012, we had $2.8 million of unrecognized compensation cost related to unvested restricted stock unit awards granted, which is expected to be recognized over a weighted-average of 1.3 years.

Board Deferred Stock Units

During the year ended December 26, 2012, we granted 0.2 million deferred stock units (which are equity classified) with a weighted average grant date fair value of $4.05 per unit to non-employee members of our Board of Directors. A director may elect to convert these awards into shares of common stock either on a specific date in the future (while still serving as a member of the Board of Directors) or upon termination as a member of the Board of Directors. During the year ended December 26, 2012, less than 0.1 million deferred stock units were converted into shares of common stock. Approximately 0.7 million and 0.5 million of these units were outstanding as of December 26, 2012 and December 28, 2011, respectively. As of December 26, 2012, we had approximately $0.2 million of unrecognized compensation cost related to all unvested deferred stock unit awards outstanding, which is expected to be recognized over a weighted average of 0.3 years.

Note 15. Net Income Per Share

The net income per share was as follows:

	Fiscal Year Ended		
	December 26, 2012	December 28, 2011	December 29, 2010
	(In thousands, except per share amounts)		
Numerator:			
Net income	$ 22,309	$ 112,287	$ 22,713
Denominator:			
Weighted average shares - basic	94,949	97,646	98,902
Effect of dilutive securities:			
Options	883	942	1,302
Restricted stock units and awards	922	1,000	1,187
Weighted average shares - diluted	96,754	99,588	101,391
Basic net income per share	$ 0.23	$ 1.15	$ 0.23
Diluted net income per share	$ 0.23	$ 1.13	$ 0.22
Stock options excluded (1)	418	2,150	2,238
Restricted stock units and awards excluded (1)	330	735	450

(1) Excluded from diluted weighted-average shares outstanding as the impact would be antidilutive.

Note 16. Share Repurchases

Our Old Credit Facility permitted and our New Credit Facility permits the payment of cash dividends and the purchase of Denny's Corporation Common Stock subject to certain limitations. Over the past several years, our Board of Directors has approved share repurchase programs authorizing us to repurchase up to a set amount of shares of our Common Stock. Under the programs, we could, from time to time, purchase shares in the open market (including pre-arranged stock trading plans in accordance with guidelines specified in Rule 10b5-1 under the Securities Exchange Act of 1934) or in privately negotiated transactions, subject to market and business conditions.

During 2012, 2011 and 2010, the Board approved share repurchase programs for 6.0 million, 6.0 million and 3.0 million shares, respectively. During 2012, 2011 and 2010, we repurchased 4.8 million, 5.7 million and 1.0 million shares for a total of $22.2 million, $21.6 million and $3.9 million, respectively, thus completing the 2010 and 2011 repurchase programs. As of December 26, 2012, there are 3.5 million shares remaining to be repurchased under the 2012 repurchase program.

Repurchased shares are included as treasury stock in the Consolidated Balance Sheets and the Consolidated Statements of Shareholders' Deficit.

Note 17. Commitments and Contingencies

Through 2011, we converted a total of 123 former Flying J restaurant sites to Denny's. We are not party to the individual leases or debt agreements related to the restaurants operated by franchisees. However, we have guaranteed up to $2.0 million of lease payments to Pilot Flying J during the first five years of the related leases. Additionally, we have guaranteed a limited amount of debt payments to lenders under certain loan pools through the term of the related loans, which is generally five years. There were $7.2 million and $15.5 million of loans outstanding under the loan pools as of December 26, 2012 and December 28, 2011, respectively. Payments under these guarantees would result from the inability of a franchisee to fund required payments when due. Through December 26, 2012, no events had occurred that caused us to make payments under the guarantees. As of December 26, 2012, the maximum amounts payable under the lease guarantee and loan guarantees were $2.0 million and $0.9 million, respectively. As a result of these guarantees, we have recorded liabilities of approximately $0.1 million and $0.2 million, as of December 26, 2012 and December 28, 2011, respectively, which are included as a component of other noncurrent liabilities and deferred credits in our Consolidated Balance Sheet and other nonoperating expense in our Consolidated Statement of Income.

We have arranged a new loan program to support domestic growth. This program provides up to $100 million in loans to new and existing franchisees that open new restaurants in under-penetrated markets. We will guarantee up to the lesser of $12 million or 12% of the total outstanding loans under the program. Payments under this guarantee would result from the inability of a franchisee to fund required payments when due. There were no loans outstanding under this program as of December 26, 2012 and December 28, 2011, respectively.

There are various claims and pending legal actions against or indirectly involving us, incidental to and arising out of the ordinary course of the business. In the opinion of management, based upon information currently available, the ultimate liability with respect to these proceedings and claims will not materially affect the Company's consolidated results of operations or financial position. We record legal settlement costs as other operating expenses in our Consolidated Statements of Income as those costs are incurred.

We have amounts payable under purchase contracts for food and non-food products. Many of these agreements do not obligate us to purchase any specific volumes and include provisions that would allow us to cancel such agreements with appropriate notice. Our future commitments for both company and franchise restaurants at December 26, 2012 under these contracts consist of the following:

	Purchase Obligations	
	(In thousands)	
Payments due by period:		
Less than 1 year	$	164,443
1-2 years		10,225
3-4 years		3,834
5 years and thereafter		—
Total	$	178,502

For agreements with cancellation provisions, amounts included in the table above represent our estimate of purchase obligations during the periods presented if we were to cancel these contracts with appropriate notice. We would likely take delivery of goods under such circumstances.

Note 18. Supplemental Cash Flow Information

	Fiscal Year Ended		
	December 26, 2012	December 28, 2011	December 29, 2010
	(In thousands)		
Income taxes paid, net	$ 2,034	$ 1,124	$ 850
Interest paid	$ 12,918	$ 21,350	$ 25,277
Noncash investing and financing activities:			
Notes received in connection with disposition of property	$ 290	$ 500	$ 200
Accrued purchase of property	$ 1,570	$ 351	$ 1,953
Issuance of common stock, pursuant to share-based compensation plans	$ 1,151	$ 1,685	$ 1,511
Execution of capital leases	$ 2,643	$ 4,037	$ 3,480
Treasury stock payable	$ 560	$ —	$ —
Accrued deferred financing costs	$ —	$ —	$ 255

Note 19. Related Party Transactions

We have sold company restaurants to franchisees that are former employees, including former officers. We received cash proceeds of $0.5 million, $0.3 million and $1.5 million from these related party sales during 2012, 2011 and 2010, respectively. We recognized a loss of $0.2 million, and gains of $0.2 million and $1.3 million from these related party sales during 2012, 2011 and 2010, respectively. In relation to these sales, we may enter into leases or subleases with the franchisees at normal market rates.

Note 20. Quarterly Data (Unaudited)

The results for each quarter include all adjustments which, in our opinion, are necessary for a fair presentation of the results for interim periods. All adjustments are of a normal and recurring nature.

Selected consolidated financial data for each quarter of fiscal 2012 and 2011 are set forth below:

	Fiscal Year Ended December 26, 2012			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data)			
Company restaurant sales	$ 94,163	$ 91,239	$ 86,575	$ 81,733
Franchise and licensing revenue	32,575	33,492	34,370	34,216
Total operating revenue	126,738	124,731	120,945	115,949
Total operating costs and expenses	112,825	105,732	109,255	104,162
Operating income	$ 13,913	$ 18,999	$ 11,690	$ 11,787
Net income	$ 5,865	$ 4,601	$ 5,363	$ 6,480
Basic net income per share (a)	$ 0.06	$ 0.05	$ 0.06	$ 0.07
Diluted net income per share (a)	$ 0.06	$ 0.05	$ 0.06	$ 0.07

(a) Per share amounts do not necessarily sum to the total year amounts due to changes in shares outstanding and rounding.

	Fiscal Year Ended December 28, 2011			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data)			
Company restaurant sales	$ 104,555	$ 104,021	$ 104,659	$ 98,360
Franchise and licensing revenue	31,250	31,832	32,023	31,834
Total operating revenue	135,805	135,853	136,682	130,194
Total operating costs and expenses	124,311	122,146	122,715	118,388
Operating income	$ 11,494	$ 13,707	$ 13,967	$ 11,806
Net income	$ 4,124	$ 8,130	$ 7,985	$ 92,048
Basic net income per share (a)	$ 0.04	$ 0.08	$ 0.08	$ 0.96
Diluted net income per share (a)	$ 0.04	$ 0.08	$ 0.08	$ 0.94

(a) Per share amounts do not necessarily sum to the total year amounts due to changes in shares outstanding and rounding.

The fluctuation in net income during the fourth quarter of 2011 resulted from the release of the majority of the valuation allowance on our deferred tax assets. The other fluctuations in net income during the fiscal 2012 and 2011 quarters relate primarily to the timing of the sale of company restaurants to franchisees.

Note 21. Subsequent Events

We performed an evaluation of subsequent events and determined that no events required disclosure.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2013

DENNY'S CORPORATION

BY: /s/ F. Mark Wolfinger

F. Mark Wolfinger

Executive Vice President,
Chief Administrative Officer and
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ John C. Miller (John C. Miller)	Chief Executive Officer, President and Director (Principal Executive Officer)	March 11, 2013
/s/ F. Mark Wolfinger (F. Mark Wolfinger)	Executive Vice President, Chief Administrative Officer, Chief Financial Officer and Director (Principal Financial Officer)	March 11, 2013
/s/ Jay C. Gilmore (Jay C. Gilmore)	Vice President, Chief Accounting Officer and Corporate Controller (Principal Accounting Officer)	March 11, 2013
/s/ Debra Smithart-Oglesby (Debra Smithart-Oglesby)	Director and Chair of the Board of Directors	March 11, 2013
/s/ Gregg R. Dedrick (Gregg R. Dedrick)	Director	March 11, 2013
/s/ José M. Gutiérrez (José M. Gutiérrez)	Director	March 11, 2013
/s/ George W. Haywood (George W. Haywood)	Director	March 11, 2013
/s/ Brenda J. Lauderback (Brenda J. Lauderback)	Director	March 11, 2013
/s/ Robert E. Marks (Robert E. Marks)	Director	March 11, 2013
/s/ Louis P. Neeb (Louis P. Neeb)	Director	March 11, 2013
/s/ Donald C. Robinson (Donald C. Robinson)	Director	March 11, 2013
/s/ Laysha Ward (Laysha Ward)	Director	March 11, 2013



CORPORATE INFORMATION

CORPORATE OFFICERS

John C. Miller [1,2]
Chief Executive Officer and President

Frances L. Allen [1,2]
Executive Vice President, Global Brand Strategy and Chief Marketing Officer

F. Mark Wolfinger[1,2]
Executive Vice President, Chief Administrative Officer and Chief Financial Officer

Timothy E. Flemming[1,2]
Senior Vice President, General Counsel and Chief Legal Officer

Christopher D. Bode [2]
Senior Vice President, Operations

Thomas L. Canty[2]
Vice President, Operations Support and Training

John W. Dillon[2]
Vice President, Marketing

Stephen C. Dunn[2]
Senior Vice President, Global Development

Jay C. Gilmore[1,2]
Vice President, Chief Accounting Officer and Corporate Controller

S. Alex Lewis[2]
Vice President, Information Technology and Chief Information Officer

R. Gregory Linford[2]
Vice President, Procurement and Distribution

Ross B. Nell[1,2]
Vice President, Tax and Treasurer

Gregory P. Powell[2]
Vice President, Concept Innovation

William H. Ruby[2]
Vice President, Company Operations

Thomas M. Starnes[2]
Vice President, Brand Protection, Quality and Regulatory Compliance

Jill A. Van Pelt[1,2]
Vice President, Human Resources

Robert P. Verostek[1,2]
Vice President, Financial Planning and Analysis and Investor Relations

J. Scott Melton
Assistant General Counsel[1,2]*, Corporate Governance Officer*[1] *and Secretary*[1,2]

C. Patrick Autry[1,2]
Ethics and Compliance Officer

[1]Officer, Denny's Corporation
[2]Officer, Denny's, Inc.

DIRECTORS OF DENNY'S CORPORATION

Debra Smithart-Oglesby
Board Chair
President, O/S Partners

Gregg R. Dedrick
Co-Founding Partner, Whole Strategies

José M. Gutiérrez
President, AT&T Wholesale Solutions

George W. Haywood
Self Employed, Private Investor

Brenda J. Lauderback
Retired; Former President of Wholesale and Retail Group of Nine West Group, Inc.

Robert E. Marks
President, Marks Ventures, LLC

John C. Miller
Chief Executive Officer and President of Denny's Corporation

Louis P. Neeb
Former Chairman, Mexican Restaurants, Inc.

Donald C. Robinson
President and Chief Operating Officer, All Aboard Florida—Operations, LLC

Laysha Ward
President, Community Relations, Target Corporation

F. Mark Wolfinger
Executive Vice President, Chief Administrative Officer and Chief Financial Officer of Denny's Corporation

SHAREHOLDER INFORMATION

Corporate Office
Denny's Corporation
203 East Main Street
Spartanburg, SC 29319
(864) 597-8000

Independent Auditors:
KPMG LLP
Greenville, SC

Transfer Agent for Common Stock:
For information regarding change of address or other matters concerning your shareholder account, please contact the transfer agent directly at:

Continental Stock Transfer & Trust Co.
17 Battery Place
New York, NY 10004
(212) 509-4000
(800) 509-5586

Stock Listing Information:
Denny's Corporation common stock is listed on the NASDAQ Capital Market® under the symbol DENN.

For Financial Information:
Call (877) 784-7167
Email ir@dennys.com
Or write to:
Investor Relations
Denny's Corporation
203 East Main Street
Spartanburg, SC 29319

Other investor information such as news releases, SEC filings and stock quotes may be accessed from Denny's investor relations web site at: ir.dennys.com

Annual Meeting:
Thursday, May 23, 2013
Spartanburg, SC